    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1998

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

           COMMERCE CASUALTY GROUP, INC.                                 NORTH CAROLINA
 (Name of small business issuer as specified in its        (State or jurisdiction of incorporation or
                      charter)                                           organization)

                        6331
  (Primary Standard Industrial Classification Code                         56-1919638
                      Number)                                  (IRS Employer Identification No.)

COMMERCE CASUALTY GROUP, INC., 9140 ARROWPOINT BOULEVARD, SUITE 200, CHARLOTTE,
                                   NC 28273,
                                 (704) 525-8478
(Address and telephone number of principal executive offices and principal place of business)

                             PAUL V. H. HALTER, III
                         COMMERCE CASUALTY GROUP, INC.
                      9140 ARROWPOINT BOULEVARD, SUITE 200
                              CHARLOTTE, NC 28273
                                 (704) 525-8478
           (Name, address, and telephone number of agent for service)

                          COPIES OF COMMUNICATIONS TO:

                      CHARLES BARKLEY                                            RICHARD F. DAHLSON
                 3001 PLANTERS WALK COURT                                       JACKSON WALKER L.L.P.
                 CHARLOTTE, NC 28210-8025                                    901 MAIN STREET, SUITE 6000
                 TELEPHONE: (704) 543-8806                                    DALLAS, TEXAS 75202-3797
                TELECOPIER: (704) 543-8863                                    TELEPHONE: (214) 953-6000
                                                                             TELECOPIER: (214) 953-5822

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:   As soon
as practicable after the effective date of this Registration Statement.
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM PROPOSED MAXIMUM    AMOUNT OF
           TITLE OF EACH CLASS OF               AMOUNT TO BE    OFFERING PRICE     AGGREGATE       REGISTRATION
          SECURITY TO BE REGISTERED              REGISTERED      PER UNIT(1)     OFFERING PRICE        FEE
-----------------------------------------------------------------------------------------------------------------
Units(2).....................................    2,300,000(2)      $5.1875        $11,931,250       $ 3,519.72
-----------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value................    2,300,000(2)      $5.00                  (3)           (3)
-----------------------------------------------------------------------------------------------------------------
Series A Common Stock Purchase Warrants(4)...    2,300,000         $ .125                 (9)           (9)
-----------------------------------------------------------------------------------------------------------------
Common Stock, Issuable Under Series A Common
  Stock Purchase Warrants(5).................    2,300,000         $6.00          $13,800,000       $ 4,071.00
-----------------------------------------------------------------------------------------------------------------
Series B Common Stock Purchase Warrants(4)...    2,300,000         $ .0625                (9)           (9)
-----------------------------------------------------------------------------------------------------------------
Common Stock, Issuable Under Series B Common
  Stock Purchase Warrants(5).................    2,300,000         $7.00          $16,100,000       $ 4,749.50
-----------------------------------------------------------------------------------------------------------------
Representative's Warrants....................      200,000           .0005        $       100       $      .03
-----------------------------------------------------------------------------------------------------------------
Units underlying Representative's Warrants...      200,000         $6.225         $ 1,245,000       $   367.28
-----------------------------------------------------------------------------------------------------------------
Common Stock(6)Included in Representative's
  Warrants...................................      200,000         $6.00               (3)(8)        (3)(8)
-----------------------------------------------------------------------------------------------------------------
Representatives Series A Common Stock
  Purchase Warrants..........................      200,000           .15                  (9)           (9)
-----------------------------------------------------------------------------------------------------------------
Representatives Series B Common Stock
  Purchase Warrants..........................      200,000           .075                 (9)           (9)
-----------------------------------------------------------------------------------------------------------------
Representative's Common Stock Issuable Under
  Representative's Series A Common Stock
  Purchase Warrants(7).......................      200,000         $6.00          $ 1,200,000       $   354.00
-----------------------------------------------------------------------------------------------------------------
Representative's Common Stock Issuable Under
  Representative's Series B Common Stock
  Purchase Warrants(7).......................      200,000         $7.00          $ 1,400,000       $   413.00
-----------------------------------------------------------------------------------------------------------------
        TOTAL................................                                                       $13,474.53
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

                                                        (Footnotes on next page)
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

---------------

(Footnotes continued from cover)

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.
(2) Includes 300,000 shares of Common Stock issuable pursuant to the Representative's over-allotment option.
(3) Included in the Units. No additional registration fee is required.
(4) Includes 300,000 Series A and 300,000 Series B Warrants issuable pursuant to the Representative's over-allotment option.
(5) Represents shares of Common Stock issuable upon exercise of the Series A and Series B Warrants registered hereby together with such additional indeterminate number of shares as may be issued upon exercise of such Warrants by reason of the anti-dilution provisions contained therein.
(6) Represents shares of Common Stock issuable upon exercise of the Representative's Warrant, together with such additional indeterminate number of shares of Common Stock as may be issued upon exercise of such Representative's Warrant by reason of the anti-dilution provisions contained therein.
(7) Represents Warrants issuable upon exercise of the Representative's Warrant, together with such additional indeterminate number of Warrants as may be issued upon exercise of such Representative's Warrant.
(8) Represents shares of Common Stock issuable upon exercise of the Warrants included within the Representative's Warrant, together with such additional indeterminate number of shares of Common Stock as may be issued upon exercise of such Warrants by reason of the anti-dilution provisions contained therein. No additional filing fee required.
(9) Pursuant to Rule 416 of the Securities Act of 1933, no separate registration fee is required because the Common Stock underlying the Series A and Series B Warrants is being registered in the same registration statement.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                             SUBJECT TO COMPLETION
                             DATED: AUGUST   , 1998

                         COMMERCE CASUALTY GROUP, INC.
                                2,000,000 UNITS

               EACH UNIT CONSISTING OF ONE SHARE OF COMMON STOCK,
             ONE REDEEMABLE SERIES A COMMON STOCK PURCHASE WARRANT,
           AND ONE REDEEMABLE SERIES B COMMON STOCK PURCHASE WARRANT

    Commerce Casualty Group, Inc. (the "Company" or "Commerce Casualty") is offering (the "Offering") 2,000,000 units (the "Units"), each Unit consisting of one share (the "Shares") of common stock, $.001 par value per share (the "Common Stock"); one Redeemable Series A Common Stock Purchase Warrant (the "Series A Warrants"); and one Redeemable Series B Common Stock Purchase Warrant (the "Series B Warrants"). The Series A Warrants and the Series B Warrants may sometimes be collectively referred to as the "Warrants." The Units, the Shares and the Warrants offered hereby are referred to collectively as the "Securities." The Shares and Warrants included in the Units may be not be traded
separately until          , 1999 (180 days from the date of this Prospectus)
unless earlier separated upon three days notice from the Representative (as hereinafter defined) to the Company. The Warrants may not be exercised until they are separated from the Units. Prior to this Offering, there has been no public market for the Units, the Common Stock or the Warrants. It is estimated that the initial public offering price will be $5.1875 per Unit.

    Each Series A Warrant entitles the holder to purchase one share of Common Stock at a price of $ 6.00 per share during the five-year period commencing on the date of this Prospectus. The Series A Warrants are redeemable by the Company for $9.00 per Warrant. Each Series B Warrant entitles the holder to purchase one share of Common Stock at a price of $ 7.00 per share during the five-year period commencing on the date of this Prospectus. The Series B Warrants are redeemable by the Company for $10.00 per Warrant. Redemption requires not less than 30 nor more than 60 days written notice provided there is then in effect a current registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the issuance and sale of the Common Stock upon the exercise of the Warrants. Any redemption of the Warrants during the one-year period commencing on the date of this Prospectus shall require the written consent of First London Securities Corporation, the representative of the Underwriters (the "Representative"). See "Description of Securities".

    The initial public offering prices of the Securities and the exercise price and other terms of the Warrants have been determined through negotiations between the Company and the Representative and are not related to the Company's assets, book value, financial condition or other recognized criteria of value. Although the Company has applied for the inclusion of the Common Stock and the Warrants on the Pacific Stock Exchange and on the NASDAQ SmallCap Market, there can be no assurance that an active trading market in the Company's securities will develop or be sustained.

    THESE SECURITIES ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS AND "DILUTION" BEGINNING ON PAGE 13 OF THIS PROSPECTUS.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                           UNDERWRITING DISCOUNTS    PROCEEDS TO THE
                                                    PRICE TO THE PUBLIC(1)   AND COMMISSION(1)        COMPANY(2)(3)
------------------------------------------------------------------------------------------------------------------------
Per Unit Total --..................................           $                      $
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Does not include additional underwriting compensation to be received by the Representative in the form of (i) a non-accountable expense allowance equal to 2% of the gross proceeds of this Offering, of which $25,000 has been paid to date, (ii) a warrant issued to the Representative (the "Representative's Warrant") to purchase up to 200,000 Units, each Unit consisting of one share of Common Stock, one Series A Warrant and one Series B Warrant exercisable for a four-year period commencing one year after the effective date of this Offering at an exercise price of 120% of the initial offering price of the Shares and Warrants (in each case subject to adjustment). The Company has agreed to pay the Representative upon the exercise of the Warrants a fee equal to 5% of the gross proceeds received by the Company, subject to certain conditions. In addition, the Company has granted to the Representative certain registration rights with respect to registration of the Shares and the Warrants underlying the Representative's Warrant (the "Underlying Warrants") and the shares of Common Stock issuable upon exercise of the Underlying Warrants. The Company has agreed to indemnify the underwriters against certain liabilities arising under the Securities Act. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $623,496 including the Representative's nonaccountable expense allowance. To date, the Company has incurred costs of approximately $25,000 and expects to incur filing, printing, legal, accounting and miscellaneous expenses relating to the Offering. The Company's officers and directors may purchase up to 10% of the offered Securities on the same terms and conditions as all other investors.
(3) The Company has granted the Representative an option (the "Representative's Over-Allotment Option"), exercisable within 45 days from the date of this Prospectus, to purchase on the same terms as the Securities offered hereby up to 300,000 additional Units, each Unit consisting of one share of Common Stock, one Series A Warrant and one Series B Warrant solely to cover over-allotments, if any. If the Representative's Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions, and Proceeds to Company will be $        , $        and
    $        , respectively. See "Underwriting".

                             ---------------------

    The Securities offered by this Prospectus are being offered on a firm commitment basis by the Underwriters when, as and if delivered to and accepted by the Underwriters subject to prior sale, and certain other conditions. The Representative reserves the right to withdraw, cancel or modify the Offering without notice and to reject any order, in whole or in part. It is expected that delivery of the certificates representing the Securities will be made against payment therefor at the offices of First London Securities Corporation, Dallas,
Texas on or about          , 1998.

                      FIRST LONDON SECURITIES CORPORATION

                THE DATE OF THIS PROSPECTUS IS           , 1998.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 (the "Registration Statement") under the Securities Act with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and this Offering, reference is made to the Registration Statement, including the exhibits filed therewith, which may be examined at the Commission's principal office, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 where copies may be obtained upon payment of the fees prescribed by the Commission. Descriptions contained in the Prospectus as to the contents of any contract or other documents filed as an exhibit to the Registration Statement are not necessarily complete and each such description is qualified by reference to such contract or document. The Company will provide without charge to each person who receives a Prospectus, upon written request of such person, a copy of any of the information that is incorporated by reference in the Prospectus.

     Upon consummation of this Offering, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith will file reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 and at its New York Regional Office, Room 1300, 7 World Trade Center, New York, New York 10048; and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at prescribed rates. The Company's Registration Statement on Form SB-2 as well as any reports to be filed under the Exchange Act can also be obtained electronically after the Company has filed such documents with the Commission through a variety of databases, including among others, the Commission's Electronic Data Gathering, Analysis And Retrieval ("EDGAR") program, Knight-Ridder Information, Inc., Federal Filings/Dow Jones and Lexis/Nexis. Additionally, the Commission maintains a Website (at http://www.sec.gov) that contains such information regarding the Company.

     The Company intends to furnish to its stockholders annual reports containing financial statements which are audited and reported upon by its independent public accounting firm and such other reports as the Company may deem appropriate.

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE PRICE OF THE COMMON STOCK OR WARRANTS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" AND "PLAN OF DISTRIBUTION."

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained in this Prospectus and is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in the Prospectus and in the Registration Statement. Unless otherwise indicated, (i) all information in this Prospectus assumes no exercise of the Warrants, the Representative's Over-allotment Option or the Representative's Warrant; (ii) all information in this Prospectus assumes a public offering price of $5.1875 per Unit ($5.00 per share of Common Stock, $.125 per Series A Warrant, and $0.0625 per Series B Warrant); and (iii) all share and per share data have been adjusted to give effect to the Company's 3.5 for 1 forward stock split effective July 15, 1998 (the "Stock Split.").

                                  THE COMPANY

     The Company is a provider of worker's compensation insurance in the states of Georgia, North Carolina, South Carolina, and Virginia. The Company has established a network of approximately 93 independent insurance agents and agencies in those states, all of whom own an equity interest in the Company. The Company does not presently accept coverage submitted by agents who are not shareholders.

     Workers compensation coverage is statutorily mandated in some form in all fifty states of the United States, although not all states require commercial insurance carriers. The Company established an insurance subsidiary, Commerce Casualty Insurance Company, Ltd. ("Insurance Subsidiary"), on December 19, 1995 under the laws of Bermuda. The Insurance Subsidiary has contracted with Star Insurance Company ("Star") to sell worker's compensation insurance under the Company's name through an arrangement with Star. Star is a property and casualty insurance carrier licensed in 49 states. Star is rated "A minus" by A. M. Best Review, the industry rating company.

     The Company has established its selected network by choosing member agents with established clienteles in targeted geographical areas. The Company successfully obtained member agents by providing a series of benefits that are not typically associated with its worker's compensation competitors. First, the Company services its agents by providing broad based worker's compensation coverage which does not restrict the coverages to certain geographical areas, certain types of businesses, or to limited insurance class codes, unlike many of its competitors. Second, the Company provides financing to the agent's insureds for any shortfall in annual premiums that is revealed after the Company audits the payrolls of the insureds for the previous year. Third, the Company's policy is to give its agents a 24 hour response to any request for coverage as opposed to the typical 2 to 3 week industry response time. Finally, the Company will give telephone quotations to its member agents. By rendering prompt responses and telephone quotes, the agent's time and expense in determining eligibility and costs are reduced.

     By expanding its network of member agents, the Company will have a network for distribution of additional insurance products and services. All of the member agents sell a wide variety of insurance products and services in addition to worker's compensation coverage. For example, many of the member agents assist their insureds by arranging for the financing of insurance premiums through intermediaries. Though this is an important service to many insureds, most states restrict the ability of insurance agents to collect fees, commissions or other payments from premium financing. All states where the Company presently does business, except Georgia, prohibit all fees, commissions, or payments to a licensed insurance agent for arranging for or financing insurance premiums.

     In early 1998, the Company established Commerce Capital, Inc., a North Carolina corporation, (the "Finance Subsidiary") to provide financing options for premiums payable on policies of insurance offered by member agents. In June, 1998, the Finance Subsidiary obtained a Line of Credit from First Union National Bank in Charlotte, North Carolina. This line of credit provides funds for the financing of insurance premiums. Since no competitor can lawfully pay commissions to the Company's member agents for financing premiums (except in Georgia), the Company believes that its member agents will prefer the Company's premium finance services instead of a third party. See "Business -- Finance Subsidiary."

     Total revenues for the year ended December 31, 1997 increased 350.4%. Total revenues for the first quarter of 1998 increased by 101.9% from the same quarter of 1997. This increase reflected the increase in workers compensation insurance premiums written through independent insurance agents and the expansion of the Company into Georgia. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PLAN OF OPERATION

     The Company has focused its initial efforts on the establishment of a network of independent insurance agents in the states of North Carolina, South Carolina, Georgia, and Virginia. The Company intends to continue the expansion of its network of participating agents in Virginia and Tennessee and may add agents to new and existing geographical areas. In addition, the Company may introduce new products and services to the network of agents, such as the premium finance service, excess & surplus lines, and other insurance products and services to its agents. See "Business."

     The Company intends to expand its insurance business, especially its workers compensation business, into the state of Virginia. This is expected to be accomplished by soliciting existing Virginia insurance agents to sell the Company's insurance products. Additional agents may be marketed in the geographical areas presently served by the Company. All of the Company's agents will likely be introduced to the Company's premium financing capabilities.

     The Company's address is 9140 Arrowpoint Boulevard, Suite 200, Charlotte, NC 28273 and its telephone number is (704) 525-8478.

                                  THE OFFERING

Securities Offered.........  2,000,000 Units, each Unit consisting of one share of Common Stock; one Series A Warrant entitling the holder to purchase one share of Common Stock at
                             $6.00 per share until           , 2003 (five years
                             from date of this Prospectus) and one Series B Warrant entitling the holder to purchase one share of Common Stock at $7.00 per share until , 2003 (five years from date of this Prospectus). See "Description of Securities."(1)(2)

Description of the
Warrants...................  Each Series A Warrant entitles the holder to purchase one share of Common Stock at a price of $6.00 per share during the five-year period commencing on the date of this Prospectus. The Series A Warrants are redeemable by the Company for $9.00 per Warrant. Each Series B Warrant entitles the holder to purchase one share of Common Stock at a price of $7.00 per share during the five-year period commencing on the date of this Prospectus. The Series B Warrants are redeemable by the Company for $10.00 per Warrant. See "Description of Securities".

Common Stock
Outstanding:...............

  Before the Offering......  4,464,021

  After the Offering.......  6,464,021 (1)(2)

Warrants Outstanding:

  Before the Offering......  None

  After the Offering.......  2,000,000 Series A Warrants and 2,000,000 Series B
                             Warrants. (3)

Estimated Net Proceeds to
the Company (4)............  $8,714,004 if the Securities are sold and
                             $10,114,629 if the overallotment option is fully exercised. See "Use of Proceeds."

Risk Factors...............  This Offering involves a high degree of risk and immediate and substantial dilution. See "Risk Factors" and "Dilution."

Use of Proceeds............  The net proceeds will be used to fund the capital surplus of the Insurance Subsidiary; to fund the initial operations of the newly created Finance Subsidiary; repayment of debt and to expand the existing network of insurance agents. Additional amounts will be divided between additional funding of capital surplus and the balance to the Company for operations. See "Use of Proceeds."
---------------

(1) Does not include (a) up to 300,000 Shares issuable pursuant to the Representative's Overallotment Option, (b) up to 2,300,000 shares of Common Stock issuable upon exercise of the Series A Warrants and (c) up to 2,300,000 shares of Common Stock issuable upon exercise of the Series B Warrants. See "Capitalization."
(2) Does not include (a) up to 200,000 Shares included in the Units issuable pursuant to the Representative's Warrant and (b) up to 200,000 shares of Common Stock issuable upon exercise of the Series A Warrants included in the Representative's Warrant and (c) up to 200,000 shares of Common Stock issuable upon exercise of the Series B Warrants included in the Representative's Warrant.
(3) Does not include 300,000 Series A Warrants or 300,000 Series B Warrants issuable pursuant to the Representative's Overallotment Option. Does not include up to 200,000 Series A Warrants included in the Representative's Warrant and up to 200,000 Series B Warrants included in the Representative's Warrant.
(4) After deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, including a 2% non-accountable expense allowance payable to the Representative of which $25,000 has been paid to date. See "Underwriting."

                             SUMMARY FINANCIAL DATA

                                       TWO MONTHS          YEARS ENDED           THREE MONTHS ENDED
                                         ENDED            DECEMBER 31,          MARCH 31, (UNAUDITED)
                                      DECEMBER 31,   -----------------------   -----------------------
                                          1995          1996         1997         1997         1998
                                      ------------   ----------   ----------   ----------   ----------
CONSOLIDATED OPERATIONS STATEMENT
  DATA:
  Revenues and Income:
     Premiums earned................   $    4,553    $  818,979   $3,986,105   $  713,604   $1,410,828
     Commission fees................       15,161       354,271    1,396,533      248,370      535,990
     Investment income..............        5,146        71,370      225,459       38,882       73,996
                                       ----------    ----------   ----------   ----------   ----------
          TOTAL REVENUE.............       24,860     1,244,620    5,608,097    1,000,856    2,020,814
                                       ----------    ----------   ----------   ----------   ----------
  Costs and Expenses:
  Losses and loss adjustment
     expense........................        2,315       427,008    2,518,938      384,942    1,364,551
  Policy acquisition costs..........        1,120       292,625    1,122,877      239,178      419,952
  General and administrative
     expenses.......................      191,153       898,609    1,974,042      416,370      671,674
  Interest..........................        2,640        13,081       17,002        4,450        3,172
                                       ----------    ----------   ----------   ----------   ----------
          TOTAL COSTS AND
            EXPENSES................      197,228     1,631,323    5,632,859    1,044,940    2,459,349
                                       ----------    ----------   ----------   ----------   ----------
  (Loss) before Preferred Stock
     dividend.......................     (172,368)     (386,703)     (24,762)     (44,084)    (438,535)
  Preferred Stock dividend..........           --       (98,280)     (98,280)     (24,570)     (24,570)
                                       ----------    ----------   ----------   ----------   ----------
  Net loss..........................   $ (172,368)   $ (484,983)  $ (123,042)  $  (68,654)  $ (463,105)
                                       ==========    ==========   ==========   ==========   ==========
  Net loss per share................   $     (.05)   $     (.14)  $     (.03)  $     (.02)  $     (.11)
                                       ==========    ==========   ==========   ==========   ==========
  Weighted Average:
     Number of Common Shares
       Outstanding..................    3,383,520     3,397,477    3,926,442    3,251,883    4,082,753
                                       ==========    ==========   ==========   ==========   ==========

                                                                                             MARCH 31,
                                         DECEMBER 31,                         MARCH 31,         1998
                                   -------------------------    MARCH 31,        1998       PRO FORMA AS
                                      1996          1997          1998       PRO FORMA(1)   ADJUSTED(2)
                                   ----------   ------------   -----------   ------------   ------------
                                                               (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
BALANCE SHEET DATA:
  Cash and investments...........  $1,956,603    $5,399,334    $ 6,185,398   $ 6,825,822    $15,539,970
  Total assets...................   4,555,327     9,986,666     13,413,153    14,053,577     22,767,725
  Total policy liabilities.......   3,249,003     7,178,249     10,178,907    10,178,907     10,178,907
  Total shareholders' equity.....     446,328     1,609,044      1,749,339     2,389,763     11,103,911

---------------

(1) Reflects sale of 231,458 common shares and 1,187 Class B NonVoting Common Shares ("Class B Shares") subsequent to March 31, 1998 (number of shares adjusted for Stock Split).
(2) Reflects sale of 231,458 common shares and 1,187 Class B Shares subsequent to March 31, 1998 and gives effect to the consummation of the Offering and the application of the estimated net proceeds as described under "Use of Proceeds".

                                  RISK FACTORS

     Prospective investors should carefully review the following risk factors together with the other information in this Prospectus in evaluating the Company and its business prior to purchasing the Securities offered by this Prospectus. This Prospectus contains forward looking statements that involve risks and uncertainties. Actual results could differ from those discussed in the forward looking statements as a result of certain factors, including those set forth below and elsewhere in the Prospectus.

LIMITED FUNDS AVAILABLE FOR RESERVES

     For each policy sold, Bermuda insurance statutes require the Company to set aside capital surplus for each premium dollar at the present rate of $1.00 of capital surplus for each $5.00 in assumed premium up to $6 million in premium dollars. The ratio is reduced to a rate of $1.00 of capital surplus for each $6.00 in assumed premium for sums in excess of $6 million. Regulations designate that the premium, even if fully collected, is not deemed to be fully "earned" except ratably over the life of the policy. Additionally, regulations prohibit the use of "unearned" portions of the premium for crediting against capital surplus requirements. Since premiums are earned on a monthly basis, the Company is able to use a larger portion of premiums sold earlier in the year than it can on premiums sold later in the year. The unearned premiums are placed in a trust with Star as collected and are earned monthly thereafter. Therefore, the Company will continue to require infusions of capital to meet statutory capital surplus requirements. Since the Company expects to continue its growth, the need for such additional capital will continue into the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ABSENCE OF LICENSURE; FRONTING ARRANGEMENTS; DEPENDENCE ON STAR INSURANCE
COMPANY

     Although the sole initial business purpose of the Company is the sale of insurance products primarily in the Southeastern United States, neither the Company nor its Insurance Subsidiary is licensed as an insurance carrier in any state. Instead, the Company will serve as a Managing General Agent for Star, a property and casualty insurance company duly licensed and admitted in 49 states. Under such arrangements, the Company is contractually bound to Star, who in turn permits the Company to issue the policies it sells. Star is the responsible party for all purposes under state insurance laws and Star must file all required reports, maintain statutorily required capital and surplus, and must otherwise be and remain in good standing to conduct insurance business in the appropriate jurisdictions. Should the fronting arrangement be terminated, or if Star should lose its licensure or admission, the Company must either obtain licensure as an insurance company or find another fronting carrier. Neither of these possibilities is likely to be practical since both require time and financial resources. If the Company cannot qualify as an insurance company and cannot find another fronting company, it would not likely be able to continue its business. See "Business -- Managing General Agency Agreement."

LICENSURE AS A BERMUDA INSURANCE COMPANY

     The Company conducts its insurance business through its Insurance Subsidiary. To continue operations as an insurance company, the Insurance Subsidiary must maintain its licensure with the government of Bermuda. As of the date of this Prospectus, all required filings have been made with the Bermuda Government and the Company expects uninterrupted licensure. The maintenance of the Insurance Subsidiary is necessary to maintain the fronting relationship with Star and permits the Company to do insurance business in Bermuda. The Company can conduct its insurance business in other jurisdictions only through its fronting arrangement with Star.

CAPITAL SURPLUS SHORTAGES

     As the Company has grown, the requirements to place increasing amounts in capital surplus has grown commensurately. The Company, from time to time, has been unable to fund the required capital surplus from cash flow from operations. The Company has funded those shortfalls through sales of securities and loans from shareholders. As a result, in June, 1998, the Company borrowed an aggregate of $500,000 from the Company's

Chairman, Ernest E. Tucker, Jr. and his wife, Marian Tucker. Promissory notes were issued to Mr. and Mrs. Tucker which require repayment by December 31, 1998. The Company also sold 184,209 restricted shares of Common Stock to an existing shareholder, William F. Bronson, at a price of $2.71 per share. The Company intends to utilize a portion of the net proceeds from this Offering to repay Mr. Tucker and his wife all outstanding principal together with interest at the rate of prime plus 1% from June 30, 1998. In addition, $2,000,000 of the net proceeds of this Offering will be contributed to the capital of the Insurance Subsidiary to support additional premium writings. There can be no assurance in the future that the Company will be able to fund its capital surplus requirements through cash flow from operations, from third party financing sources or from loans from its shareholders. See "Use of Proceeds" and "Certain Relationships and Related Transactions."

NEED FOR ADDITIONAL CAPITAL

     The Company anticipates that the net proceeds of this Offering will be sufficient to conduct the Company's plan of operations. Numerous unforeseen difficulties, however, may require additional funds. The Company may encounter difficulty in obtaining additional funds at favorable rates or at all. Since the Company's growth and the amount of insurance that it may sell are directly related to its capital surplus, lack of needed financing could limit the premiums which the Company can accept, which could impact operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GENERAL RISKS ASSOCIATED WITH WORKERS COMPENSATION INSURANCE INDUSTRY

     Unlike many other types of insurance, workers compensation insurance does not provide definite dollar limits to different categories of coverage within the policy. While the states in which the Company presently operates mandates the use of medical fee schedules and limits claimants to a maximum of 500 weeks of lost wages, estimating ultimate claim payments is difficult. There may also be awards for disfigurement, partial or total permanent disabilities, and attorneys fees. Since the amounts payable under such policies may differ substantially, the Company's operational success depends on management's skill in selecting risks to insure and in controlling payouts on claims. The Company has established guidelines with respect to selecting the underwriting risks that it accepts, but there can be no assurance that these measures will successfully limit exposure to catastrophic claims.

     The Company is also subject to numerous factors affecting the workers compensation insurance industry over which the Company has no control. The property and casualty insurance industry has historically experienced cycles or fluctuations that are roughly tied to interest rates, particularly with respect to interest earned on premium reserves. Competition intensifies and premiums are often reduced when interest rates are high since income from investments can sometimes offset underwriting losses. As investment income declines, some insurers raise premiums to cover underwriting losses.

     The industry is also subject to general economic conditions, statutory changes in workers compensation laws, and judicial decisions affecting compensability of claims. Even though the industry segment targeted by the Company is highly regulated, management believes that the Company is subject to the same level of volatility as experienced throughout the property and casualty insurance industry.

NEW AND UNSEASONED SUBSIDIARY

     The Company incorporated the Finance Subsidiary on January 20, 1998 to engage in the business of financing premiums for a wide array of insurance products. The Company has no prior experience in the business of financing premiums and management has only limited experience. While management believes that the network of agents will forward premium financing prospects to the Company, the newly created Finance Subsidiary is subject to all of the uncertainties of any unseasoned, start up business. Such risks include the dominance of larger, better financed competitors; the need for additional capital; market fluctuations in the demand for such services; and the relative lack of barriers to entry. Approximately $2 million of the net proceeds from this Offering will be used to finance the operations of the newly created premium Finance Subsidiary. See "Use of Proceeds."

UNDERWRITING RISKS

     Industry data suggests that insurance underwritten by new insurance businesses often carries higher loss frequencies and loss ratios than more seasoned risks. Since the Company is less than five years old, much of its business may be considered "new." The Company must rely upon available information and the knowledge of the insurance agent submitting the business to assess the loss experience of the prospect. The Company has therefore adopted underwriting guidelines which are intended to reduce exposure to adverse loss experience. It is not possible, however, to eliminate the underwriting risks inherent in a new insurance business. The Company reinsures all of its policies, but such reinsurance does not relieve the Company of its liability if the reinsurer does not or cannot pay its obligations. See "Business -- Underwriting Criteria."

LIMITED MARKET FOR COMPANY'S PRODUCTS

     The Company presently has approximately 90 agent representatives in Georgia, North Carolina, South Carolina and Virginia and only three elsewhere. It has limited its insurance products to workers compensation insurance. Applicable statutory capital requirements will likely prevent the Company from expanding into other lines of insurance for the foreseeable future, except through its fronting relationship with Star. In addition, the amount of insurance that may be sold by a licensed workers compensation carrier is statutorily related to the amount of its surplus. Based upon the successful closing of the Offering, management estimates that the Company will have the capacity to accept approximately $40 million in insurance premiums through its fronting arrangement with Star. Many of the Company's underwriting and operational guidelines potentially limit the market for its workers compensation insurance products. Since the Company is limited to $40 million in premiums the market potentially available to the Company is small in relation to the overall market.

REGULATION

     Extensive laws and regulations of the states in which the Company conducts operations govern many aspects of its business, including, but not limited to, licensing, payment of dividends, establishment of rates, transfer of control and the Company's participation in residual markets such as assigned risk pools. Changes in such laws and regulations or the adoption of new laws or consumer initiatives regarding rates charged for workers compensation insurance coverage or other matters could have a material adverse affect on the operations of the Company. State agencies and officials responsible for administering such laws and regulations have broad powers which they exercise primarily for the protection of policyholders. See "Business -- Regulation."

EXPANSION

     Under the fronting agreement with Star, Star must give prior approval to the Insurance Subsidiary's expansion into other jurisdictions and other lines of business. Star has indicated that it will consider giving such approval, but there can be no assurance that such approval will be granted. Thus, the growth of the Company's workers' compensation insurance business will depend on its ability to obtain Star's approval, obtain fronting arrangements through others or to establish its own insurer authorized to issue policies of insurance. Accomplishing any of these is contingent on various factors, including the availability of adequate capital and applicable regulatory approval, including licensing requirements. Star has no contractual rights to limit the expansion of the Insurance Subsidiary.

REINSURANCE

     When the Insurance Subsidiary underwrites an insurance policy, it does not generally intend to assume all of the risk of that policy. To reduce its risk exposure and to reduce the amount of capital surplus necessary to cover risks, the Insurance Subsidiary expects to maintain reinsurance. Reinsurance is an arrangement whereby one insurance company (the "assuming reinsurer") agrees to assume all or part of the risk undertaken by another insurance company (the "ceding insurer"). Reinsuring risks is a common insurance industry practice. The parties usually agree upon a division of the risk and a division of the premiums. In most cases, the ceding insurer agrees to pay all claims up to an agreed upon amount and to pay a premium to the reinsurer for insuring claims above that amount. Obtaining reinsurance, however, does not absolve the ceding insurer from liability. If the reinsurer does not or cannot pay its agreed upon portion, the ceding insurer would be responsible for the entire loss.

     The Insurance Subsidiary is a party to a quota share reinsurance agreement with Star. Under this Agreement Star reinsures each policy. Star and the Company share in premiums and claims expenses until such time as the Company has paid $ 50,000 of the first $250,000 on any one claim. Once the Company has paid $50,000 per claim, Star and its reinsurers are responsible for the balance of the liabilities. See "Business -- Reinsurance."

DEPENDENCE ON AGENTS

     The Company depends on independent insurance agents and agencies to market its insurance products. The Company currently has 93 independent insurance agents in offices marketing its products. The Company intends to expand its distribution network further into North Carolina and Virginia. Each proposed relationship will be new and there can be no guarantee that the Company will be successful in finalizing or maintaining such relationships. The relationship of the Company with independent insurance agencies and agents and the efforts and support of independent agencies and agents is critical to the success of the Company. The Company requires that independent insurance agents be shareholders of the Company in order to sell its insurance products; however, there will be no minimum number of the Company's Shares that such agents or agencies will be required to own in order to act as agents for the Company. In addition, Management may waive this requirement in its discretion. See
"Business -- Independent Agents and Agencies."

COMPETITION

     The workers compensation insurance and premium financing industries are highly competitive. Many competing companies are larger and have far greater financial resources, marketing abilities and name recognition than the Company. The Company will be competing with these companies for potential insureds and for the support and efforts of independent agents to market its insurance products. The Company's past success has been highly attributable to its responsive service to its insurance agent representatives, which the Company believes is its true customer. The Company also believes this strategic approach has been essentially ignored by its larger competitors. Although the Company believes that its business plans are differentiated from the competition and are particularly well devised, there can be no assurance that current or future competitors, most of whom are larger and better financed, will not initiate similar plans and operations. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is largely dependent on the skills, experience and performance of certain key members of its management, including Paul V. H. Halter, III and Ernest E. Tucker, Jr. The loss of the services of key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key-man insurance on the lives of any employees other than Mr. James P. Chick, Jr., Chief Financial Officer, and Mr. Charles H. Sharpe, Chief Claims Officer. There are no employment agreements between the Company and any of the executive officers. The Company's future success and plans for growth also depend on its ability to attract, train and retain skilled personnel in all areas of its business. See "Management."

CONFLICTS OF INTEREST

     Ernest E. Tucker, Jr. and E. Eugene Tucker, III have other business interests. The Company's Chief Executive Officer and Chairman, Ernest E. Tucker, Jr. has loaned moneys to the Company from time to time for capital surplus infusions to the Insurance Subsidiary. The Company has agreed to repay Mr. Tucker together with interest at current prime plus one (1%) percent per annum on a demand note basis. These agreements have not been negotiated at arms length. Also, any debt owned to Mr. Tucker would likely receive preferable treatment from any distribution made upon dissolution or liquidation. It is estimated that E. Eugene Tucker, III devotes approximately 30% of his time to the Company. Ernest E. Tucker, Jr. devotes approximately 70% of his time to the Company. Such persons could be subject to conflicting interests insofar as business interests unrelated to the Company require their time and attention. See "Certain Relationships and Related Transactions."

CONTROL BY EXISTING SHAREHOLDERS

     Immediately following the completion of this Offering, there will be 6,464,021 shares of Common Stock issued and outstanding, of which approximately 29.3%, 8.9% and 8.9%, respectively, will be owned by Messrs. Ernest E. Tucker, Jr., E. Eugene Tucker, III and Paul V. H. Halter, III. The present shareholders will own 69.1% of the common voting stock and the purchasers in this Offering will not have sufficient voting power to elect any directors. The Company's Articles of Incorporation do not provide for cumulative voting. As a result, such persons will control the election of future directors and management. The Company's dividend policy, as well as all other major decisions, such as wages, acquisitions and financing by the Company, will be significantly influenced and controlled by such persons. See "Principal Shareholders."

DILUTION

     Based on an assumed price of $5.1875, purchasers of the Units offered hereby will experience immediate and substantial dilution of $3.39 per share or approximately 68% of the net tangible book value of their shares of Common Stock since the $5.00 of the Unit purchase price attributable to the Common Stock substantially exceeds the current tangible book value per share of the Common Stock. See "Dilution."

DIVIDEND POLICY

     The Company does not intend to pay dividends on its Common Stock and intends to retain earnings, if any, to finance the growth of the Company's business. The ability of the Company to pay dividends on Common Stock in the future will be dependent upon earnings. State law prohibits payment of "distributions" if the ensuing result of such payments is to impair creditors. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 6,464,021 shares of Common Stock (6,764,021 shares if the Representative's Over-allotment Option is exercised in full). Of that amount, the 2,000,000 shares sold to the public in this Offering (2,300,000 if the Representative's Over-allotment Option is exercised in full) will be freely tradeable without restriction. The remaining 4,464,021 shares are "restricted shares" and may be publicly sold only if registered, if eligible for resale under Rule 144 under the Securities Act, or if an exemption from registration exists. Generally, under Rule 144, Shares may be sold by non-affiliates after a holding period of one year. Affiliates may also sell shares under Rule 144 if the holding period has been met and certain additional requirements have been completed. No predictions can be made as to the effect, if any, that market sales of such shares will have on the market price of shares of Common Stock prevailing from time to time. However, sales of substantial amounts of Common Stock in the open market or the availability of such Shares for sale following the Offering could adversely affect the market price for the Common Stock. See "Shares Eligible for Future Sale," "Description of Securities" and "Principal Shareholders."

NO PRIOR MARKET; POTENTIAL SHAREHOLDERS

     There has been no public market for the Securities of the Company and there can be no assurance that an active public market would develop. Recent history relating to the market prices of newly public companies indicates that, from time to time, there may be significant volatility in their market price. There can be no assurance that the market price of the Units, the Common Stock or the Warrants will not be volatile as a result of a number of factors, including the Company's financial results or various matters affecting the stock market generally.

ARBITRARY OFFERING PRICE AND EXERCISE OF WARRANTS

     The public offering price of the Units and the exercise price of the Warrants, as well as the exercise price of the Warrants underlying the Representative's Warrant, have been determined solely by negotiations between the Company and the Representative. Among the factors considered in determining these prices were the Company's current financial condition and prospects, market prices of similar securities of comparable publicly traded companies, and the general condition of the securities market. However, the public offering price of the Units as well as the amount of the offering price attributable to the Common Stock and the Warrants and the exercise price of the Warrants and the underlying Common Stock do not necessarily bear any relationship to the Company's assets, book value, earnings or any other established criterion of value. See "Underwriting."

     Holders of the Warrants have the right to exercise the Warrants only if there is then a current effective registration statement under the Securities Act and if the underlying shares of Common Stock are qualified, registered or exempt from registration under applicable securities laws of the states in which the various holders of the Warrants reside. The Company cannot issue shares of Common Stock to holders of the Warrants in states where such shares are not qualified, registered or exempt. It is possible that the Warrants could be held by persons residing in states where the Company is unable to qualify the Common Stock underlying the Warrants for sale. The Company has undertaken, however, to qualify the Warrants for listing on the Pacific Stock Exchange, tier II, which provides for blue-sky registration in 24 states. The Warrants may expire, unexercised, which would result in the holders losing all the value of the Warrants. See "Description of Securities -- Series A and Series B Redeemable Warrants."

REDEEMABLE WARRANTS AND IMPACT ON INVESTORS

     The Warrants are subject to redemption by the Company in certain circumstances. The Company's exercise of this right would force a holder of the Warrants to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holder to do so, to sell the Warrants at the then current market price when the holder might otherwise wish to hold the Warrants for possible additional appreciation, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants in the event of a call for redemption. Holders in some jurisdictions may be prohibited from exercise, in which case the Warrants may expire valueless. Holders who do not exercise their Warrants prior to redemption by the Company will forfeit their right to purchase the shares of Common Stock underlying the Warrants. The foregoing notwithstanding, the Company may not redeem the Warrants at any time that a current registration statement under the Securities Act is not then in effect. The Company may be expected to redeem the Warrants at a time when the market price of the Common Stock exceeds $10.00 per share for more than 10 days. See "Description of Securities -- Warrants."

REPRESENTATIVES PURCHASE WARRANTS

     In connection with this Offering, the Company will sell to the Representative, for nominal consideration, a Representative's Warrant to purchase up to 200,000 Units, each unit consisting of one Share of common stock, one Series A Warrant and one Series B Warrant from the Company. The Representative's Warrant will be exercisable for a four-year period commencing one year from the date of this Prospectus at an exercise price of $6.00 per Share and $0.15 per Series A Warrant, and $.075 per Series B Warrant, subject to adjustment. The Representative's Warrant may have certain dilutive effects because the holders thereof will be given the opportunity to profit from a rise in the market price of the underlying Shares with a resulting dilution in the interest of the Company's other shareholders. The terms on which the Company could obtain additional capital during the life of the Representative's Warrant may be adversely affected because the holders of the Representative's Warrant might be expected to exercise them at a time when the Company would otherwise be able to obtain comparable additional capital in a new offering of securities at a price per share greater than the exercise price of the Representative's Warrant.

POTENTIAL INFLUENCE OF REPRESENTATIVE ON TRADING MARKET

     It is anticipated that a significant number of the Units will be sold to customers of the Representative. Although the Representative has advised the Company that it intends to make a market in the Securities, it will have no legal obligation to do so. The prices and the liquidity of the Securities may be significantly affected by the degree, if any, of the Representative's participation in the market. No assurance can be given that any market making activities of the Representative, if commenced, will be continued. The Common
Stock and the Warrants may not be traded separately until             , 1999,
(180 days from the date of this Prospectus) unless earlier separated upon three days notice in the sole discretion of the Representative and without the consent of the Unit holders. The Warrants are not exercisable until separated from the Units. Factors that the Representative will consider in determining whether to
separate the Units before             , 1999 are the trading price and volume
for the Units and the volatility of the trading price for the Units. See "Underwriting."

POSSIBLE APPLICABILITY OF RULES PERTAINING TO LOW COST SECURITIES; POSSIBLE FAILURE TO QUALIFY FOR PACIFIC STOCK EXCHANGE OR NASDAQ SMALLCAP MARKET LISTING

     The Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. While the price at which the Units offered to the public pursuant to this Offering will be equal to $5.1875, there can be no assurance that the Company will be able to satisfy the listing criteria of the Pacific Stock Exchange or that the Units, the Common Stock or the Warrants will trade for $5.00 or more after the Offering. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Company's Securities and may affect the ability of purchasers in this Offering to sell the Company's Securities in a secondary market.

     Although the Company has applied for listing of the Units, the Common Stock and the Warrants on the Pacific Stock Exchange and the Nasdaq SmallCap Market, there can be no assurance that such application will be approved or that a trading market for the Units, the Common Stock and the Warrants will develop or, if developed, will be sustained. Furthermore, there can be no assurance that the Securities purchased by the public hereunder may be resold at their original offering price or at any other price.

     In order to qualify for initial listing on the Pacific Stock Exchange, a company must, among other things, have at least $8,000,000 in net worth, 1,000,000 Shares in the "public float," with a public float market value of $2,000,000, 500 beneficial holders, and a minimum $1.00 bid price. For continued listing on the Pacific Stock Exchange, a company must maintain $1,000,000 of total assets, a 150,000 share public float with a $500,000 market value, 250 beneficial owners and a minimum $500,000 of stockholders equity. The failure to meet these maintenance criteria in the future may result in the discontinuance of the listing of the Securities on the Pacific Stock Exchange.

     In order to qualify for initial listing on the Nasdaq SmallCap Market, a company must, among other things, have at least $4,000,000 in net tangible assets, $5 million "public float," and a minimum bid price for its securities of $4.00 per share. For continued listing on the Nasdaq SmallCap Market, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of the public float. In addition, continued inclusion requires two market-makers and a minimum bid of $1.00 per share. The failure to meet these maintenance criteria in the future may result in the discontinuance of the listing of the Common Stock and Warrants on the Nasdaq SmallCap Market.

     If the Company is or becomes unable to meet the listing criteria (either initially or on a continued basis) of the Pacific Stock Exchange or the Nasdaq SmallCap Market and its Securities are never traded or become delisted therefrom, trading, if any, in the Common Stock and the Warrants would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or, if then available, "Electronic Bulletin Board" administered by the National Association of Securities Dealers, Inc. (the "NASD"). In such an event, the market price of the Securities may be adversely impacted. As a result, an investor may find it difficult to dispose of or to obtain accurate quotations as to the market value of the Securities.

FORWARD LOOKING STATEMENTS

     Management believes that this Prospectus includes forward looking statements, including statements regarding, among other items, the Company's future plans and growth strategies and anticipated trends in the industry in which the Company operates. These forward looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Actual results could differ materially from these forward looking statements as a result of the factors described herein, including, among other things, regulatory or economic influences. In light of these risks and uncertainties, there can be no assurance that the forward looking information contained in this Prospectus sill in fact transpire or prove to be accurate.

                                    DILUTION

     The difference between the initial public offering price per share of Common Stock and the pro forma net tangible book value per share after this Offering constitutes the dilution to investors in this Offering. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock adjusted for stock sales subsequent to March 31, 1998 and the Stock Split.

     At March 31, 1998, the net tangible book value of the Company was $1,078,439 or $.25 per share. After giving effect to the sale of 232,645 equivalent shares of Common Stock for $640,424, the pro forma net tangible book value of the Company was $1,718,863 or $.39 per share. Without taking into account any changes in net tangible book value attributable to operations after March 31, 1998, other than the issuance and sale by the Company of 2,000,000 shares of Common Stock offered hereby at the public offering price of $5.00 per share, 2,000,000 Series A Warrants at the public offering price of $.125 per Warrant, and 2,000,000 Series B Warrants offered hereby at the public offering price of $.0625 per Warrant, and the application of the net proceeds as described under "Use of Proceeds," the pro forma net tangible book value of the Company as of March 31, 1998 would have been $10,433,011, or $1.61 per share. This represents an immediate increase in net tangible book value of $1.22 per share to the existing shareholders and an immediate dilution of $3.39 per share to new investors (68% of the initial public offering price per share of Common Stock). The following table illustrates this dilution, on a per share basis:

Initial public offering price of Common Stock...............          $5.00
Net tangible book value as of March 31, 1998................  $ .25
Increase in pro forma net tangible book value after giving
  effect of private stock sale subsequent to March 31,
  1998......................................................    .14
Increase in net tangible book value attributable to new
  investors.................................................   1.22
Pro forma net tangible book value after offering............           1.61
                                                                      -----
          Total dilution to new investors...................          $3.39
                                                                      =====

     If the Representatives' over-allotment option is exercised in full, the pro forma net tangible book value of the Company as of March 31, 1998 will be $11,802,511, or $1.74 per share. This represents an immediate increase in net tangible book value of $1.35 per share to the existing shareholders and an immediate dilution of $3.26 per share to new investors.

     The following table summarizes, as of March 31, 1998, the total number of shares of Common Stock purchased from the Company, the aggregate consideration paid and the average price per share paid by the existing shareholders and the new investors.

                                                 SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                                -------------------   ---------------------     PRICE
                                                 NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE
                                                ---------   -------   -----------   -------   ---------
Existing Shareholders.........................  4,464,021     69.0%     3,689,160     29.7%     $ .83
New Investors.................................  2,000,000     31.0%     8,714,148     70.3%     $5.00
                                                ---------    -----    -----------    -----      -----
          Total...............................  6,464,021    100.0%   $12,403,308    100.0%     $1.92
                                                =========    =====    ===========    =====      =====

     If the Representative's over-allotment option is exercised in full, the new investors will have paid $10,083,648 for 2,300,000 shares of Common Stock, representing 73.2% of the total consideration for 34.0% of the total number of shares outstanding.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 2,000,000 Units offered hereby are estimated to be approximately $8,714,004 ($10,114,629 if the Representative's Over-allotment Option is exercised in full) assuming an initial public offering price of $5.125 per Unit and after deducting the estimated underwriting discounts and offering expenses and a non-accountable expense allowance payable to the Representative equal to 2% of the gross proceeds. The Company's offering expenses, in the approximate amount of $623,496, will be paid from proceeds.

     The following table reflects the application of the estimated net proceeds by the Company:

APPLICATION OF PROCEEDS                                         AMOUNT
-----------------------                                       ----------
Capital Surplus Addition to Insurance Subsidiary(1).........  $2,000,000
Operations of the Company(2)................................   4,070,625
Capital to Finance Subsidiary(3)............................   2,000,000
Retire debt owed to Mr. And Mrs. E. E. Tucker, Jr.(4).......     523,750
Retire outstanding debt to Tucker Administrators, Inc.(5)...     119,629
                                                              ----------
          Total.............................................  $8,714,004
                                                              ==========

---------------

(1) The amount of insurance premiums that the Company may accept is regulated by the Bermuda Government and is directly related to the amount of surplus available to the Company. Thus, by establishing higher amounts of surplus, the Company is able to accept more risks and hence potentially earn more premium income. Consequently, the Company's funds, including its working capital, may be considered surplus from time to time in management's discretion. Also, the Bermuda Government has broad powers to require additional amounts.
(2) Operations of the Company may include amounts for such items as expansion of the Company's business, geographical expansions, hiring and training, sales and office personnel, preparation and printing of marketing and other materials, telephone, supplies, office rent, office equipment, travel and entertainment, postage and general office expenses. Management, in its discretion, may allocate portions of this amount to the capital surplus needs of its Insurance Subsidiary and to capitalize the financing of premiums by its Finance Subsidiary.
(3) It is anticipated that this sum will be used to issue loans for the financing of premiums for various insurance products, although a portion may be used for general operations of the Finance Subsidiary.
(4) On June 30, 1998, Mr. Ernest E. Tucker, the Company's Chairman and Chief Executive Officer, and his wife loaned the Company an aggregate of $500,000 at an interest rate of prime plus one percent. All of these sums were added to the capital surplus of the Bermuda insurance company to maintain statutory capital surplus requirements under Bermuda law. This sum anticipates that the Tuckers will be repaid on or before the end of 1998. See "Certain Relationships and Related Transactions."
(5) Repayment of all outstanding sums to Tucker Administrators, Inc., for advancements made to the Company during its developmental stage in 1995. Tucker Administrators, Inc. is owned by Teeco, Inc. which is owned by Ernest
    E. Tucker, Jr. and his son, E. Eugene Tucker, III. The Tuckers are officers and directors of the Company. See "Certain Relationships and Related Transactions."

     The figures set forth above are estimates and cannot be precisely calculated. The actual expenditure is likely to vary from that described depending on a number of factors, including changes that may be required by the Bermuda Government. See "Plan of Distribution."

     The balance of the net proceeds will be used for general working capital. The Company does not have any present agreements or understandings regarding any acquisitions.

     Pending application of the net proceeds of this Offering, the Company may invest such net proceeds in interest-bearing accounts, United States government obligations, certificates of deposit or short-term interest bearing securities.

                                DIVIDEND POLICY

     The Company does not intend to pay dividends on its Common Stock and intends to retain earnings, if any, to finance the growth of the Company's business. The ability of the Company to pay dividends on Common Stock in the future will be dependent upon earnings. State law prohibits payment of "distributions" if the ensuing result of such payments is to impair creditors.

                                 CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company at March 31, 1998 (unaudited), (ii) the Pro Forma capitalization of the Company as of such date after giving effect to the sale of 231,458 shares of Common Stock and 678 Class B Shares (pre-split) which equaled 1,187 shares of Common Stock after the conversion and the Stock Split, and (iii) the Pro Forma capitalization of the Company as of such date after giving effect to the private sale of stock and the sale by the Company of 2,000,000 shares of Common Stock, 2,000,000 Series A Warrants and 2,000,000 Series B Warrants offered hereby at an assumed initial public offering price of $5.00 per share of Common Stock, $.125 per Series A Warrant and $.0625 per Series B Warrant (after deduction of the underwriting discount and estimated offering expenses) and the application of the net proceeds as described under "Use of Proceeds." This table should be read in conjunction with Financial Statements of the Company, including notes thereto, included elsewhere herein.

                                                                      MARCH 31, 1998
                                                          ---------------------------------------
                                                                                       PRO FORMA
                                                                            PRO           AS
                                                            ACTUAL       FORMA(2)     ADJUSTED(3)
                                                          -----------   -----------   -----------
Current maturities of long term debt(1).................  $        --   $        --   $        --
Long-term debt(1).......................................           --            --            --
                                                          -----------   -----------   -----------
Preferred Stock -- $0.001 par value; 1,000,000 Shares
  authorized, 109,200 issued or outstanding.............          109            --            --
Common stock -- $.001 par value; 10,000,000 Shares
  authorized; 1,068,668 Shares issued and outstanding,
  4,464,021 Shares issued and outstanding Pro Forma, and
  6,464,021 Shares outstanding Pro Forma, As Adjusted...        1,069         4,464         6,464
Class B Nonvoting Common Stock, $0.001 par value;
  authorized 10,000,000 Shares; issued and
  outstanding...........................................           10         9,691            --
Additional paid-in-capital..............................    2,991,649     3,628,797    12,340,945
Retained deficit:
          Total stockholders' equity....................   (1,243,498)   (1,243,498)   (1,243,498)
                                                          -----------   -----------   -----------
          Total capitalization..........................    1,749,339     2,389,763    11,103,911
                                                          -----------   -----------   -----------
                                                          $ 1,749,339   $ 2,389,763   $11,103,911
                                                          ===========   ===========   ===========

---------------

(1) Reflects the actual short-term and long-term indebtedness and capitalization of the Company at March 31, 1998.
(2) Reflects the pro forma short-term and long-term indebtedness and capitalization of the Company after giving effect to the sale of 66,131 pre-split Shares (231,458 after split) of common stock for $635,000 and 678 (1,187 after split) Class B Shares for $5,424 and the conversion of Preferred Stock and Class B Shares to the Company's common shares and Stock Split.
(3) Same as (2) above and gives effect to the consummation of the Offering and the application of the estimated net proceeds as described under "Use of Proceeds."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The data for the years ended December 31, 1997 and 1996 are derived from the audited financial statements included elsewhere in this Prospectus. The data for the three months ended March 31, 1998 and 1997 are derived from unaudited financial statements that are included elsewhere in this Prospectus.

                                                                                   THREE MONTHS ENDED
                                                             YEARS ENDED                MARCH 31,
                                      TWO MONTHS            DECEMBER 31,               (UNAUDITED)
                                         ENDED         -----------------------   -----------------------
                                   DECEMBER 31, 1995      1996         1997         1997         1998
                                   -----------------   ----------   ----------   ----------   ----------
CONSOLIDATED OPERATIONS STATEMENT
  DATA:
  Revenues and Income:
    Premiums earned..............      $   4,553       $  818,979   $3,986,105   $  713,604   $1,410,828
    Commission fees..............         15,161          354,271    1,396,533      248,370      535,990
    Investment income............          5,146           71,370      225,459       38,882       73,996
                                       ---------       ----------   ----------   ----------   ----------
         TOTAL REVENUE...........         24,860        1,244,620    5,608,097    1,000,856    2,020,814
                                       ---------       ----------   ----------   ----------   ----------
  Costs and Expenses:
    Losses and loss adjustment
      expense....................          2,315          427,008    2,518,938      384,942    1,364,551
    Policy acquisition costs.....          1,120          292,625    1,122,877      239,178      419,952
    General and administrative
      expenses...................        191,153          898,609    1,974,042      416,370      671,674
    Interest.....................          2,640           13,081       17,002        4,450        3,172
                                       ---------       ----------   ----------   ----------   ----------
         TOTAL COSTS AND
           EXPENSES..............        197,228        1,631,323    5,632,859    1,044,940    2,459,349
                                       ---------       ----------   ----------   ----------   ----------
  (Loss) before Preferred Stock
    dividend.....................       (172,368)        (386,703)     (24,762)     (44,084)    (438,535)
    Preferred Stock dividend.....             --          (98,280)     (98,280)     (24,570)     (24,570)
                                       ---------       ----------   ----------   ----------   ----------
  Net loss.......................      $(172,368)      $ (484,983)  $ (123,042)  $  (68,654)  $ (463,105)
                                       =========       ==========   ==========   ==========   ==========
  Net loss per share.............      $    (.05)      $     (.14)  $     (.03)  $     (.02)  $     (.11)
                                       =========       ==========   ==========   ==========   ==========
  Weighted Average:
    Number of Common Shares
      Outstanding................      3,383,520        3,397,477    3,926,442    3,251,883    4,082,753
                                       =========       ==========   ==========   ==========   ==========

                                                                                                      MARCH 31,
                                                   DECEMBER 31,                        MARCH 31,         1998
                                              -----------------------    MARCH 31,        1998       PRO FORMA AS
                                                 1996         1997         1998       PRO FORMA(1)   ADJUSTED(2)
                                              ----------   ----------   -----------   ------------   ------------
                                                                        (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
BALANCE SHEET DATA:
  Cash and investments......................  $1,956,603   $5,399,334   $6,185,398     $6,825,822    $15,539,970
  Total assets..............................   4,555,327    9,986,666   13,413,153     14,053,577     22,767,725
  Total policy liabilities..................   3,249,003    7,178,249   10,178,907     10,178,907     10,178,907
  Total shareholders' equity................     446,328    1,609,044    1,749,339      2,389,763     11,103,911

---------------

(1) Reflects sale of 231,458 common shares and 1,187 Class B Shares subsequent to March 31, 1998 (number of shares adjusted for Stock Split).
(2) Reflects sale of 231,458 common shares and 1,187 Class B Shares subsequent to March 31, 1998 and gives effect to the consummation of the Offering and the application of the estimated net proceeds as described under "Use of Proceeds".

                      MANAGEMENTS' DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information contained in the financial statements, including the notes thereto, and the other financial information appearing elsewhere in the Prospectus.

  Three Months Ended March 31, 1998, as compared to Three Months Ended March 31, 1997

     Total revenues for the three months ended March 31, 1998 increased to $2,021,000 from $1,001,000 for the three months ended March 31, 1997, an increase of $1,020,000 or 101.9%. This increase in total revenues is due to continuing growth in the Company's business, which is represented by the increase in workers compensation insurance premiums written through independent insurance agents. Direct (gross) written premiums (premiums before any reinsurance is applied) were $4,905,000 in the first quarter of 1998, compared to $2,885,000 in the first quarter of 1997, an increase of 70.0%. This increase in premiums in the first quarter of 1998 was due to the expansion of the Company into Georgia with the appointment of a number of independent insurance agencies; the appointment of additional agents in North Carolina; the writing of a relatively higher proportion of large premium policies; and offset by slowly declining premiums rates.

     Of the revenue items, premiums earned (premiums assumed by the Insurance Subsidiary as reinsurer of Star through a quota share reinsurance agreement) was $1,411,000 in the first three months of 1998, compared to $714,000 in the first three months of 1997, an increase of $697,000 or 97.6%. Insurance premiums (the written premiums mentioned in the preceding paragraph) are recognized as earned on a prorata basis over the term of each underlying insurance policy. Almost all of the policies written by the Company have a one-year term.

     Commissions and fees earned from the production, rating, and processing of insurance policies and the adjusting of related insurance claims was $536,000 in 1998's first quarter, compared to $248,000 for the comparable period of fiscal 1997, an increase of $288,000 or 116.1%. The Company recognizes commission income in relation to the amount of work done in issuing and maintaining the policies, where about two-thirds of the work is done by the time a policy is issued. Claims fees earned from the adjusting of insurance claims is recognized over the thirty-six months that the Company is required by contract to adjust claims from each policy. Commissions and fees earned increased due to the increase in the Company's business as discussed above.

     Investment income increased to $74,000 in the first quarter of 1998 from $39,000 in the same period last year, an increase of $35,000 or 89.7%, which reflects the almost two-fold increase in total cash and cash equivalents invested and investments, derived from the Company's increasing business activity.

     Total expenses increased to $2,459,000 in the first quarter of 1998 from $1,045,000 in the first quarter of 1997, an increase of $1,414,000 or 135.3%. This increase reflects (1) the growth of the Company's business and (2) a substantial increase in losses and loss adjustment expenses as discussed below.

     Of the expense items, losses and loss adjustment expenses, primarily medical and indemnity claims payments to medical providers and to claimants for time lost from work where the claimant was injured on the job, rose to $1,365,000 in the first quarter of 1998 from $385,000 in 1997, an increase of $980,000 or 254.5%. Losses and loss adjustment expenses as a percentage of premiums earned (the loss ratio) was 96.7% in 1998's first quarter, compared to 53.9% in the first quarter of 1997.

     The increase in losses and loss adjustment expenses reflects in part the growth of the Company's business. The increase in the loss ratio in the first quarter of 1998 is due to increases in the frequency and severity of claims. Further, a book of business (that is, a group of insurance policies) which is not seasoned, where the Company has not insured these policies for a number of years and thus has not yet weeded out all of the policies producing excessive claims, the loss experience is usually not as good as that of a seasoned book. In any event, corrective measures being implemented involve a re-evaluation of the underwriting on each policy; the nonrenewal of policies with poor claims experience; decisions to not write certain types of business; and the renewal of certain policies at a higher premium, which results in more premiums available to offset claims.

     Reflecting the Company's increase in business, policy acquisition costs (expenses related to the production of business, i.e., the writing of insurance policies) increased to $420,000 in the first quarter of 1998 from $239,000 in the first quarter of 1997, an increase of $181,000 or 75.7%. Policy acquisition costs consist of expenses incurred for commissions to agents; administration fees paid to Star; and taxes, licenses, and assessments required to be paid by statue in the conduct of an insurance business.

     General and administrative expenses, primarily salaries and other operating expenses incurred by the Company in the production of business and claims adjusting, increased to $672,000 in the first quarter of 1998 from $416,000 in the first quarter of 1997, an increase of $256,000 or 61.5%. This increase was less than the increase in policy acquisition costs, as the Company was able to achieve further economies of scale in 1998 relative to 1997, as income derived from a substantial increase in business offset fixed expenses to a greater degree. The Company had 21 employees at the end of the first quarter of 1998, compared to 11 employees a year earlier.

     As a result of the foregoing, the loss before federal income taxes and preferred stock dividends was $439,000 in the first three months of 1998, compared to a loss of $44,000 in the first three months of 1997.

  Year Ended December 31, 1997, Compared To Year Ended December 31, 1996

     Total revenues for the year ended December 31, 1997 increased to $5,608,000 from $1,245,000 for the year ended December 31, 1996, an increase of $4,363,000 or 350.4%. This more than three-fold increase in total revenues was due to the growth in the Company's business, represented by the increase in workers' compensation insurance premiums written through independent insurance agents. Direct (gross) written premiums (premiums before any reinsurance is applied) were $11,770,000 in 1997, compared to $4,190,000 in 1996. This increase in premiums in 1997 reflects the expansion of the Company into Georgia with the appointment of a number of independent insurance agencies; the appointment of additional agents in North Carolina; the writing of a relatively higher proportion of larger accounts; offset by slowly declining premiums rates.

     Of the revenue items, premiums earned (premiums assumed by the Insurance Subsidiary as a reinsurer of Star through a quota share reinsurance agreement) was $3,986,000 in 1997, compared to $819,000 in 1996, an increase of $3,167,000 or 386.7%. Insurance premiums are recognized as earned on a prorata basis over the term of each underlying insurance policy. Almost all of the policies written by the Company have a one-year term.

     Commissions and fees earned from the production, rating, and processing of insurance policies and the adjusting of related insurance claims was $1,397,000 in 1997, compared to $354,000 in 1996, an increase of $1,043,000 or 294.6%. The
Company recognizes commission income in relation to the amount of work done in issuing and maintaining the policies, where about two-thirds of the work is done by the time a policy is issued. Claims fees earned from the adjusting of insurance claims is recognized over the thirty-six months that the Company is required by contract to adjust claims from each policy. Commissions and fees earned increased due to the increase in the Company's business as discussed above.

     Investment income increased to $225,000 in 1997 from $71,000 in 1996, an increase of $154,000 or 216.9%, which reflects the additional funds available for investment as the Company's business has grown.

     Total expenses increased to $5,633,000 in 1997 from $1,631,000 in 1996, an increase of $4,002,000 or 245.4%. This increase reflects the growth of the Company's business.

     Of the expense items, losses and loss adjustment expenses, primarily medical and indemnity claims payments to medical providers and to claimants for time lost from work where the claimant was injured on the job, rose to $2,519,000 in 1997 from $427,000 in 1996, an increase of $2,092,000 or 489.9%.
Losses and loss adjustment expenses as a percentage of premiums earned (the loss ratio) was 63.2% in 1997, compared to 52.1% in 1996. The higher loss ratio in 1997 was due to an increase in the frequency of claims. Reflecting the Company's increase in business, policy acquisition costs (expenses related to the production of business, i.e., the writing of insurance policies) increased to $1,123,000 in 1997 from $293,000 in 1996, an increase of $830,000 or 283.3%.
Policy acquisition costs consist of expenses incurred for commissions to agents;

administration fees paid to Star; and taxes, licenses, and assessments required to be paid by statue in the conduct on an insurance business.

     General and administrative expenses, primarily salaries and other operating expenses incurred by the Company and its subsidiaries in the production of business and claims adjusting, increased to $1,974,000 in 1997 from $899,000 in 1996, an increase of $1,075,000 or 119.6%. This increase was less than the increase in policy acquisition costs, as the Company was able to achieve some economies of scale in 1997, where income derived from a substantial increase in business offset the relatively high fixed expenses in 1996, which was the Company's first full year of operations. The Company had 16 employees at year-end 1997, compared to nine employees at year-end 1996.

     As a result of the foregoing, the loss before federal income taxes and preferred stock dividends was $25,000 in 1997, as compared to a loss of $387,000 in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow from the operating activities of the Company grew to $3,192,000 for the year ended December 31, 1997, compared to $4,979 for the year ended December 31, 1996. This increase in cash flow was due to the substantial growth of the Company's business as discussed in the previous section.

     Another significant source of funds for the Company in 1997 was the sale of Common Stock and the sale of Class B Shares, generating aggregate net proceeds to the Company of $1,208,000. There were no sales of Common Stock in 1996.

     During 1997 the Company., was able to meet its cash flow requirements from the commissions and claims fees it received from the production of insurance premiums and from its insurance claims adjusting work.

     To support the insurance premiums assumed by the Insurance Subsidiary, the Company allocated $950,000 in 1997 to increase the capital of the Insurance Subsidiary. Nevertheless, because of the significant growth of the Company's business and thus the increasing amounts of premiums assumed by the Insurance Subsidiary, the Insurance Subsidiary did not meet the requirements for minimum statutory capital and surplus at year-end 1997, which was the greater of $1,000,000, a percentage of net written premiums, or a given fraction of the reserve for losses and loss adjustment expenses (as explained further in Note 9 to the consolidated financial statements). The Insurance Subsidiary's statutory capital and surplus was $872,00 at year-end 1997, less than the required minimum of $1,000,000. The Company contributed an additional $150,000 on March 19, 1998 to allow the Insurance Subsidiary to meet this deficiency. Because of the continuing growth expected in the Company's business, additional contributions will be needed to maintain minimum statutory capital surplus, a portion of such funds may come from the net proceeds of this Offering. See "Use of Proceeds."

     The Company's net cash flows from operating activities result from the commissions and fees received by the Company in the production of insurance premiums and from claims adjusting work and the net amount of premiums assumed less claims payments made by the Insurance Subsidiary. All of the Company's funds are invested in cash and cash equivalents with little or no exposure to loss of principal due to fluctuations in interest rates. This conservative investment strategy is appropriate now because of the Company's obligation to cover, dollar-for-dollar, in a bank trust account, the unearned premiums and loss and loss adjustment expense reserves ceded by Star. Without this reserve funding , insurance regulators would require Star to write down its statutory surplus by the amount of reserves ceded to the Insurance Subsidiary. The amount in trust on behalf of Star was $3,864,000 at year-end 1997. If the Insurance Subsidiary were invested in securities with an exposure to loss of principal due to interest rate fluctuations, the Company would have to fund the trust account for any such loss of principal, in order to again bring the amount held in trust up to the amount of Star's ceded reserves. The Company is not in a position to fund such deficiencies. The net proceeds of this Offering will allow the Company to better fund the Insurance Subsidiary, which will allow the Insurance Subsidiary to invest in securities with a higher yield.

                                    BUSINESS

GENERAL

     The Company was incorporated in North Carolina on April 19, 1995 as a holding company for the purpose of engaging in the business of insurance. The Company established the Insurance Subsidiary on December 19, 1995 under the laws of Bermuda.

     The Company initially devoted its efforts to workers compensation insurance in certain southeastern states. On January 20, 1998, the Company established a second subsidiary, the Finance Subsidiary, for the purpose of engaging in the business of financing insurance premiums The term "Company" means both the holding company and its subsidiaries, unless the context clearly indicates otherwise.

     The Company initially targeted the workers compensation in North Carolina and South Carolina. The Company devoted its marketing efforts to selecting and soliciting certain established insurance brokers and agencies within these states and offering participation to the selected agents. Shortly thereafter, the Company expanded its efforts into the State of Georgia. The Company presently has approximately 27 agents in North Carolina; 30 agents in South Carolina and 30 agents in Georgia. Recently, the Company has began expanding solicitations of agents and currently has 3 in Virginia, 2 in Alabama and 1 in Mississippi. See "-- Residual Markets."

     Neither the Company nor the Insurance Subsidiary is licensed as an insurance company in the United States. The Company sells insurance products through "fronting" arrangements with other licensed insurance companies. Such arrangements are common to the insurance industry and permit the issuance of policies on behalf of the fronting insurer. The Company has entered into a contract generally known as a fronting agreement, a common industry practice, with Star which permits the Company to sell insurance policies in Georgia, North Carolina, South Carolina, and Virginia,. The term of the agreement is seven years, subject to a 180 day notice of cancellation. Under this arrangement, the Company issues insurance policies secured by Star but procured by the Company as if it were a licensed insurance company, subject to the terms and restrictions of the Company's agreements with Star. To further this arrangement, the Company must maintain insurance financial requirements for the Bermuda subsidiary. See, "Business -- Managing General Agency Agreement".

     Additionally, the Company is a party to the Star Trust dated October 1, 1995, under which the Company funds from premiums received amounts estimated to equal its claim liabilities. To limit the Company's overall exposure for claims liabilities, the Company also entered into a Quota Share reinsurance agreement (the "Reinsurance Agreement") with Star on the same date. Reinsurance agreements are pervasive in the industry and reflect the sharing of risks. Through the fronting relationship, the Insurance Subsidiary engages in the insurance business, under the auspices of the fronting insurer without the burden of obtaining and maintaining of licensure as an insurance company. See "-- Managing General Agency Agreement" and "-- Reinsurance".

INSURANCE SUBSIDIARY

     The Company has established the Insurance Subsidiary as a captive insurer under the insurance laws of Bermuda. The Insurance Subsidiary is a wholly owned subsidiary of the Company, duly licensed as a Bermuda insurance company. The Insurance Subsidiary has an agreement with Star to provide management services necessary to comply with Bermuda insurance laws.

     In general, fronting arrangements involve and insurer called a "fronting" insurer that is licensed to carry on the particular insurance business in the targeted jurisdiction. The "fronting" insurer enters into a contractual agreement with another insurance company (generally called the "captive") which permits the captive to write insurance policies under the auspices of the fronting insurer. The captive generally establishes a trust or other guaranty arrangement to cover some or all of the liabilities assumed by the fronting insurer. By this arrangement, the captive insurer is able to sell insurance through the fronting insurer in jurisdictions in which the captive insurer is not licensed.

     Under the Star Trust, the Company funds the trust to protect Star from some of the liabilities incurred by Star as a result of the fronting arrangement. The funding of the Star Trust occurs on a monthly basis. The amounts required reflect management's estimate of claims incurred, including those incurred but not yet reported, for the preceding month. Consequently, management is unable to precisely estimate the amounts that may be required. See "-- Claim, Losses and Loss Adjustment Expenses and Reserves."

     The fronting relationship and Reinsurance Agreement with Star do not create a joint venture partnership, pooling of interests, or similar sharing of liabilities. In addition, Star does not serve as a guarantor to any of the Company's activities. Star has no other responsibilities with respect to the operations of the Company.

FINANCE SUBSIDIARY

     The Company has adopted a policy of generally requiring participating insurance agents to also maintain ownership in the Company. As a result, the insurance agents that refer workers compensation insurance to the Company's Insurance Subsidiary securities holders as well. Practically all of the agents handle a wide array of insurance products in addition to workers compensation insurance. The financing of premiums for insurance products is a service that is routinely offered by insurance agents for many insurance products in addition to workers compensation insurance.

     The Company established the Finance Subsidiary in early 1998 to provide financing options for premiums payable on policies of insurance offered through the Company's network of participating agents. Financed premiums can include, but are not limited to, workers compensation insurance offered by the Company's Insurance Subsidiary. The Finance Subsidiary became operational in the second quarter of 1998 and began to finance premiums in late April, 1998.

     The Finance Subsidiary has obtained a Line of Credit with First Union National Bank in Charlotte, North Carolina under the terms of which up to $2,000,000 may be advanced from time to time. Presently, the interest rate is 8.19% at an interest rate equal to LIBOR plus 250 basis points. These funds are dedicated to the financing of insurance premiums. The Company generally requires a prepayment of a portion of the premium and finances the balance at interest rates competitive in the industry.

PLAN OF OPERATIONS

     The Company intends to implement its business plan by continuing to expand the network of insurance agents that sell the Company's insurance products and services. These efforts will include the servicing of existing agents in North Carolina, South Carolina, Georgia and Virginia and an expansion into nearby states including Alabama, Mississippi and Tennessee.

     To expand its agency network, management meets with prospective independent insurance agents and agencies to describe the Company's philosophy and marketing objectives. The Company familiarizes them with the Company's specialized products and services, its marketing approach and its underwriting requirements. The Company is licensed by the North Carolina, South Carolina, Georgia and Virginia Insurance Departments as a Managing General Agency and one or more employees must secure a nonresident agent's license. The Company has met with officials of various states' Insurance Departments and intends to take the necessary steps required in connection with each state's licensing requirements.

     The Company has also put in place administrative and operating procedures and policies relating to the Company's business operations. A claims department has been established with training in the Company's philosophy of claims management. This philosophy includes prompt intervention and an attempt to minimize attorney involvement. A significant amount of time and effort is devoted to the training of agents and agencies and instructing prospective agents and agencies in the methods by which the Company hopes to control its claims exposure.

     An insurer's capacity to write insurance coverage is affected by such insurers available capital and surplus. The Company's capacity to write coverage is related in part to the capital and surplus of Star. Star has agreed to front for the Company the full amount of premium permitted by Bermuda law. Management anticipates the Company will have the legal capacity to write insurance premiums amounting to approximately

$40,000,000 upon the successful conclusion of this Offering. The Company's ability to write new business may require raising additional capital. There can be no assurance that additional capital will subsequently be available, if it is needed, or of the terms and conditions upon which additional capital might be available. See "Risk Factors -- Capital Surplus Shortages."

MARKETING STRATEGY

     The Company markets its products through independent insurance agencies located in Alabama, Georgia, Mississippi, North Carolina, South Carolina, and Virginia. According to a report in Best's Review, Property/Casualty Edition, independent agency insurers wrote approximately 70% of the workers compensation premiums in 1997 issued by insurance companies. A meaningful percentage of workers' compensation insurance premiums nationally are placed in self-insurance funds. While there is no industry certified data, estimates place this volume at approximately 30% of the entire premium countrywide.

     Essentially all of the insurance companies (other than the direct writing companies) compete for the business generated by independent insurance agencies. Agents are compensated on a commission basis at competitive rates. Management believes that its commission rate is competitive with those of other insurance companies. Risks are undertaken which, in the discretion of management, meet the Company's underwriting criteria. The Company has adopted a policy to require initial ownership in the Company by participating agents, but that policy may be altered in the discretion of the board of directors. The Company does not plan to alter that policy after the Offering. If an aftermarket develops for the Company's securities, of which there is no assurance, the Company would have no practical way to verify ownership by agents.

     Agents do not have the authority to bind coverage on policies issued. The Company retains the right to cancel an agent's or agency's right to place business with the Company if business placed with the Company creates adverse financial results for the Company. In the event an agent or agency loses the right to place business with the Company, ownership in the Company's Common Stock by such agent or agency would not be affected.

     For the next year, Management expects that its efforts will be devoted to expanding the Company's insurance business into the state of Virginia and to add additional agents to its existing areas. The Company will continue to pursue arrangements with established agents and agencies. Marketing to prospective agents in Virginia will likely follow the format developed by the Company in other states. In addition, the Company intends to market its premium finance capabilities to its agents.

INSURANCE PRODUCTS

     The Company offers policies providing for statutorily prescribed employer's liability limits and statutorily determined employee benefits. Policies are written on an annual basis and will have payment options based on the amount of annual premiums. For accounts whose annual premiums are less than $5,000, the full annual premium is usually due with the application. For accounts with annual premiums between $5,001 and $10,000, insureds may pay in two installments or annually. For accounts between $10,001 and $25,000, insureds may pay in three installments. Independent agencies do not have the ability to bind insurance policies without prior approval of the Company and the Company retains the sole power to commit to providing insurance coverage.

MANAGING GENERAL AGENCY AGREEMENT

     The Company has a management agreement (the "Agreement") with Star. Under that Agreement, the Company performs virtually all of the administrative, management and clerical functions pertaining to the workers compensation insurance business written pursuant to the fronting arrangement. The Company's staff handles all inquiries, customer service and claims management.

     The Company has responsibility with respect to establishing overall policies and with respect to any other significant matters relating to workers compensation policies written by Star under the fronting arrangement. Thus, the Company is directly responsible for:

     - Approval or rejection of business (underwriting) submitted by insurance agents.

     - Submitting reinsurance claims.

     - Decisions relating to the approving or contesting payments of all workers compensation claims.

     - Selecting and managing agency/agent relations.

     - Formulating and implementing marketing and sales strategies.

     - Establishing and adjusting claim reserves.

     Star prepares required financial reports, annual statements and other regulatory reports and periodic reports relating to the handling of moneys in the Star Trust.

     Among other things, the Company has administrative and clerical responsibilities relating to developing underwriting guidelines to facilitate underwriting decisions, policy issue, policy invoicing, collection of premiums, return of premiums, cancellations, endorsements, agency commission disbursement, claims settlement, claim management, and monthly financial reporting. The Company deducts agents' commissions from remittances to Star and remits such commissions to agents on a regularly scheduled basis in accordance with its agency agreements.

     The Agreement with Star has a continuous term from the date of its execution. The Agreement may be cancelled by either party with 180 written notice. Termination can occur upon insolvency or loss of licensure by either party. The Agreement can be terminated by Star for, among other things, sale of all of the Company's assets, failure to maintain staff or "quality" of services, failure to render reports, failure to maintain premium funds or to make required payments, failure to permit inspection or audit, fraud, breach of the Agreement, or the business becomes economically unfeasible due to judicial, legislative or regulatory changes. Under its terms, practically all provisions of the Agreement relating to insurance business in force before any termination shall be deemed to survive termination of the Agreement. See "Risk Factors -- Absence of Licensure."

     During the term of the Agreement, Star has the right at any time during regular business hours to visit, inspect, examine and verify properties, accounts, books, records or work papers belonging to or in possession of the Company pertaining to the subject matter of the Agreement or to the financial condition of the Company and to make copies and extracts therefrom.

     Although the Company's Agreement encompasses all 49 states where Star is licensed, Star's consent must be first obtained before the Company is permitted to sell policies in additional states. The Company has the ability to enter into additional lines of insurance that do not directly compete with Star. As a practical matter, the Company will not likely engage in business practices that might jeopardize the existing relationship with Star. Star, as the fronting carrier, has the ability to alter the types of business that the Company may write, may dictate underwriting guidelines, may limit the geographical expansion and even inhibit overall writings. The Company's growth is therefore dependent upon Star's approval. See "Risk Factors -- Absence of Licensure; Fronting Arrangements; Dependence on Star Insurance Company."

UNDERWRITING CRITERIA

     Businesses participating in the workers' compensation insurance market have had their job functions evaluated and classified over the years by the National Council on Compensation Insurance ("NCCI"). The NCCI has developed and maintains an historical record of loss experience by industry, by state and by workers' compensation job classification codes.

     Management of the Company has developed a list of "eligible class codes" from which agencies can submit business to the Company for consideration. Eligible class codes must have, in management's opinion, acceptable historical loss experience. Job function descriptions must not indicate the likelihood of back injury. Industries with potential disease exposures are excluded. Industries with an excessive amount of driving are excluded. The Company's typical desired insured is a small to medium sized service, wholesale, retail, or light manufacturing business with an acceptable history of risk modification.

     An additional strategy intended to reduce the probability of adverse risk selection is addressed by underwriting documentation which is required with each new insurance application submitted to the Company. Agents may be required to submit copies of the applicant's last three years workers' compensation insurance policy declaration page showing the years effective, experience modification, and annual payrolls. If an applicant does not have experience modification for the last three years, the agent may be required to include prior loss information from the last three years.

CLAIMS, LOSSES AND LOSS ADJUSTMENT EXPENSES AND RESERVES

     All insurance companies are required to make estimates of future payouts and to set aside reserves from which the future payments are made. The term "loss" refers to amounts that must be paid to insureds for benefits due under the policy. The term "loss adjustment expenses" refers to the expenses associated with settling claims, including legal and other fees and expenses, such as investigation, travel and clerical costs. With respect to these future payments, the Company's success hinges upon the ability of management to reduce the amounts payable and to correctly estimate the amount of such payments and establish appropriate reserves for these amounts.

     The Company attempts to minimize the overall claims payouts by establishing underwriting guidelines. When claims occur, the Company provides prompt and personal contact between the claims adjuster and the claimant. Management believes that quality client service and prompt intervention can help reduce ultimate loss payments. Salaried claims personnel are employed when economically feasible. Independent adjusters are employed in locations where claims volume does not support the use of salaried personnel.

     Accordingly, the Company provides for a high degree of personal contact between claims adjusters and claimants. Standard operating procedures require telephone contact with the claimant and/or next of kin within eight hours after receiving the first report of injury. With respect to all potential lost time claims, an adjuster is usually required to make face-to-face contact with the claimant within seventy-two hours. Claimants are generally contacted by telephone at least once a week and visited once a month personally by a claims adjuster until the claim is resolved. It is management's belief that prompt, informed intervention can result in lower ultimate claim payouts. Close personal contact is maintained with medical providers to control costs and indemnity periods.

LOSS ADJUSTMENT EXPENSES ("LAE") RESERVES

     Under applicable law, Star must establish reserves to cover losses from claims and loss adjustment expenses. Under the fronting arrangement with Star, the Company must establish reserves of equal amount in its Star Trust. Loss reserves are estimates of what an insurer expects to pay claimants. Loss adjustment expenses ("LAE") are expenses associated with claims adjustment. The amounts established for these reserves are estimates of future payouts and costs. Star is required to maintain these reserves for both reported claims ("case reserves") and claims which have been incurred but not yet reported ("IBNR"). The ultimate liability incurred by Star may be different from reserve estimates. The policy of the Company is to establish reserves sufficient for the ultimate final payout for all claims. The Company is required to separately maintain reserves for such amounts, but adjustments will be made monthly by Star to the amounts payable to the Company's Star Trust account. If that amount is not sufficient, Star may obtain reimbursement from the Star Trust. Therefore, these expenses are ultimately payable by the Company, but are based on Star's actuarial computations on payouts.

     While Star has the right to review the Company's reserving practices, the Company has responsibility in the establishment of claims reserves. Workers compensations carriers establish initial reserves for medical only claims based on historical averages. These averages are reviewed annually for accuracy and applicability. For lost time, claims reserves are established on a case-by-case basis, initially under the supervision of the

Company's Chief Claims Officer. The reserving process takes into account the types of claims, applicable policy provisions, and historical paid loss and loss adjustment expense data for similar claims. With respect to LAE, certain formula calculations are utilized. The Company's claims department regularly monitors the adequacy of reserves for losses that have been reported to the Company and adjust such reserves as necessary.

     Loss and LAE reserves for claims that have been incurred but not yet reported are estimated based on many variables, including historical and statistical information, inflation, legal developments, economic conditions, general trends in claim severity and frequency and other factors that can affect the adequacy of loss reserves. The Chief Claims and Financial Officers of the Company review reserves monthly and IBNR reserves are adjusted quarterly.

     Workers compensation claims are of a long-term nature requiring accurate reserves to establish the Company's ultimate liability. Shortfalls in reserves would likely have a material adverse impact on the Company's financial condition and results of operations.

     Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made. Although claims for which reserves are established may not be paid for several years, the reserves for losses and LAE are not discounted, except as required to calculate taxable income for Federal income tax purposes.

INVESTMENTS

     It is the Company's investment policy to invest in investment-grade fixed income securities, as defined by the National Association of Insurance Commissioners. The Company's investment objective is to maximize current yield while maintaining safety of capital and adequate liquidity for its insurance operations. The Company's investment guidelines may change as the Company grows. The investments of the Company are regularly reviewed and approved by its board of directors.

REINSURANCE

     Reinsurance is an arrangement whereby one insurance company (the "assuming reinsurer") agrees to assume all or part of the risk undertaken by another insurance company (the "ceding insurer"). Reinsuring risks is a common insurance industry practice. The parties usually agree upon a division of the risk and a division of the premiums. In most cases, the ceding insurer agrees to pay all or an agreed upon percentage of claims up to an agreed upon amount and to pay a premium to the reinsurer for insuring claims above that amount. Obtaining reinsurance, however, does not absolve the ceding insurer from liability. If the reinsurer does not or cannot pay its agreed upon portion, the ceding insurer would be responsible for the entire loss.

     The Insurance Subsidiary has entered into the Reinsurance Agreement with Star. Under this agreement Star reinsures each policy with the Insurance Subsidiary. Under the agreement, Star and the Company share equally in premiums and claims until such time as the Company has paid $ 50,000 of the first $250,000 on any one claim. Once the Company has paid $50,000 on any one claim, Star and its reinsurers are responsible for the balance of the liabilities.

RESIDUAL MARKETS

     Although regulations vary by state, residual market mechanisms are generally designed to provide insurance coverage for consumers who are unable to obtain insurance on the voluntary workers compensation market. Companies participate in the administration, profit and/or loss associated with those consumers' policies as provided by state regulations.

REGULATION

     The Insurance Subsidiary, is subject to the Insurance laws and regulations of Bermuda. The Company (including the Insurance Subsidiary) is not licensed as an insurance company to conduct business in any jurisdiction other than Bermuda, but is permitted to sell policies as a managing general agent under the Star fronting arrangement.

     The insurance laws and regulations of the states in which the Company elects to operate, as well as the level of supervisory authority that may be exercised by the various insurance departments, vary by jurisdiction but generally grant broad powers to supervisory agencies or regulators to examine and supervise insurance companies and insurance holding companies with respect to every significant aspect of the conduct of its insurance business. See "Risk Factors -- Regulation."

     These laws and regulations generally require insurance companies to maintain minimum standards of business conduct and solvency, meet certain financial tests, file certain reports with regulatory authorities, including information concerning their capital structure, ownership and financial condition, and require prior approval of certain changes in control of domestic insurance companies and their direct and indirect parents and the payment of extraordinary dividends and distributions.

     Financial requirements pertaining to casualty insurers imposed by Bermuda include requirements relating to minimum capital surplus of $1,000,000. In addition, laws and regulations of the various jurisdictions require approval for certain intercompany transfers of assets and certain transactions between insurance companies and their direct and indirect parents and affiliates, and generally require that all such transactions have terms no less favorable than terms that would result from transactions between parties negotiating at arm's length.

     Further, many states have enacted laws which restrict an insurer's underwriting discretion, such as the ability to terminate policies, terminate agents or reject insurance coverage applications, and many state regulators have the power to reduce, or to disavow increases in premium rates. These laws may adversely affect the ability of an insurer to earn a profit on its underwriting operations. In general, such laws and regulations are for the protection of policyholders rather than security holders. Additionally, the Company may be subject to periodic examination by the Insurance Commissioners of the states in which the Company operates.

     Most states have enacted legislation regulating insurance holding companies. The insurance holding company laws and regulations vary by state, but generally require an insurance holding company and its insurance company subsidiary licensed to do business in the state to register and file certain reports with the regulatory authorities, including information concerning capital structure, ownership, financial condition, certain inter-company transactions and general business operations. State holding company laws also require prior notice or regulatory agency approval of direct or indirect changes in control of an insurer or its holding company and of certain material inter-company transfers of assets within the holding company structure. Star is subject to any such applicable regulations.

     The Company conducts business, through Star, in Alabama, Georgia, Mississippi, North Carolina, South Carolina and Virginia. All states have a guaranty fund law pursuant to which insurers doing business in the state are assessed by a state insurance guaranty association in order to fund liabilities to policyholders and claimants of insolvent insurance companies. Assessments range from 1% to 2% of direct premiums written. Since the likelihood and amount of any particular assessment generally cannot be determined until an insolvency has occurred, potential liabilities for specific assessments are generally not reflected on the books of insurers.

     The property and casualty insurance business has been the subject of much legislation activity in various states seeking to address the issues of affordability and availability of different lines of insurance. Many state legislatures and regulatory authorities are considering workers' compensation insurance issues in an effort to control premium increases. The enactment of future legislation could adversely affect the profitability of the Company. See "Risk Factors -- Regulation."

     An insurance company's profitability may be affected by court decisions. Premium rates are established using actuarial methods in order to permit an insurer to earn a reasonable underwriting profit. A court decision may undermine or change the assumptions used in the actuarial analysis so as to impact projected levels of profitability. The Company carefully considers the legislative and regulatory climate in states before commencing operations and will not do business in states where the climate is not conducive to the operation of its business.

COMPETITION

     The Company competes with both national and regional insurers for agents and insureds. Many of these competitors are substantially larger, have much greater financial and marketing resources, and may offer lower rates and higher commissions than the Company. Since workers compensation insurance is mandated by state law, competition tends to occur on a state by state basis.

     Management believes the principal competitive factors affecting the Company's business are price, service to agents and policyholders, agents' commissions and the financial stability of the insurer. The workers compensation insurance business is price sensitive. The Company is competing successfully notwithstanding such factors, but such occurrences may nevertheless adversely affect the Company and cause fluctuations in the Company's results of operations. Management believes that the Company's prices will continue to be competitive.

     From time to time the larger insurance companies alter their corporate policies with respect to worker's compensation insurance. A market can be significantly impacted by a single large insurer's decision to enter or exit the market. Such insurers may abruptly exit a market by refusing to renew existing policies or sell new ones and then abruptly reenter the market. These decisions can occur on a national or a state by state basis. As a result, the profit margins that the Company experiences are often affected by the decisions of larger competitors. Though the decisions of such large insurers are undoubtedly dictated by perceived market conditions, the Company has no ability to predict when such shifts are likely to occur.

A.M. BEST RATING

     The Company's fronting carrier, Star has an "A-" rating from the A M. Best Company, a nationally recognized insurance rating organization. Best's Ratings are industry ratings based on a comparative analysis of the financial condition and operating performance of insurance companies as determined by their publicly available reports. Agents and prospective insureds often regard a Best's Rating as one of the criteria they use to evaluate whether to seek to acquire insurance coverage from a particular insurance company. Best's Ratings are based upon factors of concern to insureds and are not directed toward the protection of investors.

PROPERTIES

     The corporate headquarters of the Company is located in approximately 2,980 square feet of office space at 9140 ArrowPoint Boulevard, Suite 200, Charlotte, North Carolina 28273. The space is leased by TEECO, Inc. ("TEECO") and houses several other business enterprises. TEECO is owned by Mr. Ernest E. Tucker, Jr., and Ernest E. Tucker, III, both officers, directors and principal shareholders of the Company. The Company pays to TEECO its prorata share of the lease paid by TEECO to the landlord. The Company owns no real property and believes that its shared facilities are adequate for its present needs. See "Certain Relationships and Related Transactions."

EMPLOYEES

     The Company has 22 full-time employees. The Company, in order to attract and retain qualified employees, has adopted employee benefit packages including vacation, sick leave, 401-k plan, life and health insurance plans. The Company's employees are not subject to a collective bargaining arrangement. There are no employment contracts.

LEGAL PROCEEDINGS

     The Company is routinely named as a party by claimants seeking coverage under workers compensation policies issued through the Company. There are no pending legal proceedings against the Company and the Company is not aware of any threatened legal proceedings to which the Company may be a party outside the ordinary course of business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Each officer and director of the Company listed below commenced to serve on April 19, 1995, except for W. K. Woltz and William F. Bronson. Directors will serve for a term of one year and/or until a successor is elected and qualified. Officers of the Company will serve for indeterminate terms at the pleasure of the Company's board of directors. The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME                                     AGE                  POSITION
----                                     ---                  --------
Ernest E. Tucker, Jr. .................  76    Chief Executive Officer, Chairman of
                                               the Board of Directors
Paul V. H. Halter, III.................  39    President, Chief Operating Officer,
                                               Director
E. Eugene Tucker, III*.................  39    Secretary and Treasurer, Director
James P. Chick, Jr. ...................  51    Chief Financial Officer, Vice President
Charles H. Sharpe......................  57    Chief Claims Officer, Vice President
C. Gregory Hutchinson..................  34    Executive Vice President of Commerce
                                               Capital, Inc.
Clinton B. Peters......................  50    Director
Donald R. Johnson, II..................  40    Director
William K. Woltz, Sr...................  82    Director
William F. Bronson.....................  58    Director

---------------

* E. Eugene Tucker, III is the son of Ernest E. Tucker, Jr.

     Ernest E. Tucker, Jr. has been engaged for 53 years in the administration of insurance plans, primarily in health and accident insurance. Mr. Tucker's first ten years were spent with Mutual of Omaha in underwriting and claims. Since 1958, Mr. Tucker has been a third party administrator in the health insurance industry. He is the Chairman and founder of TEECO, which owns Tucker Administrators, Inc. Tucker Administrators, Inc. consults, develops, implements and manages group health self-insurance plans and flexible compensation plans. See "Certain Relationships and Related Transactions."

     Paul V. H. Halter, III began his insurance career in 1981 as owner of an independent insurance agency, Edisto Underwriters. In 1984, he joined Crum and Forster as Agency Sales Manager for South Carolina. Mr. Halter joined Marsh & McLennan, Inc., a large insurance broker, as Vice President and Area Manager in 1986 for North and South Carolina. In 1989, Mr. Halter joined Johnson & Higgins, a private insurance broker, as Vice President and national manager of its Private Insurance Division. Mr. Halter has earned the professional designations of Charter Property Casualty Underwriter (CPCU) and Certified Insurance Counselor (CIC). Mr. Halter taught at the Insurance School of Chicago from 1989 to 1992 and has served on the National Faculty of the Society of Certified Insurance Counselors since 1985. He is a member of the Society of CPCU and Society of CIC.

     E. Eugene Tucker, III is President of Tucker Administrators, Inc., a third party administrator in Charlotte, NC. Tucker Administrators administers self-funded and partially self-funded group health and welfare benefits plans. He is also a shareholder of TEECO, an entity that serves as the Company's landlord. Mr. Tucker has had the underwriting pen for several major European reinsurers and was a broker at Lloyds of London. Mr. Tucker is a member of the Society of Professional Benefit Administrators, the Self Insurance Institute of America, the Employers Council of Flexible Compensation and the Charlotte, State of North Carolina and National Associations of Health Underwriters.

     James P. Chick, Jr. was President, Chief Operating Officer, and director of Selective Insurance Company of the Southeast and Selective Insurance Company of South Carolina, two multi-line property and casualty insurers, from 1988 to 1993. After beginning his career with First Union National Bank of North Carolina, Mr. Chick became Operations Accountant with Selective in 1976. In 1981, he was promoted to Assistant Vice

President of Selective; became Vice President and Treasurer in 1984; and added the title of Corporate Secretary in 1985. As Treasurer, Mr. Chick managed the accounting and financial functions for both the Selective companies.

     Charles H. Sharpe was employed, prior to joining the Company, with Selective Insurance Company of America, where his last position was Senior Vice President and Director of Claims for all offices in the United States. Mr. Sharpe has served as a member of the American Insurance Association and on its claims administration committee. He participated as a member of the board of directors of Arbitration Forums, Inc. Mr. Sharpe has been an officer of the Company since its inception.

     William K. Woltz has been on the Board since May, 1998. He has been the Chairman of Page Holding Company since 1996. Page Holding Company acquired certain assets of Perry Manufacturing Company, a private label manufacturer of knit and woven sportswear. Mr. Woltz had been Chairman and Chief Executive Officer of Perry Manufacturing since 1952. Mr. Woltz has also served as a Member of the Board of Governors of The University of North Carolina and was Vice Chairman from 1985 to 1989. Mr. Woltz also serves on various other boards of charities and for profit enterprises. Mr. Woltz resides in Mt. Airy, North Carolina.

     Donald R. Johnson, II, is a board certified orthopaedic surgeon with offices in Charleston, South Carolina. He received a Bachelor of Science degree from the College of Charleston in 1980 and a Medical Doctor degree from the Medical University of South Carolina in 1984. Dr. Johnson has served as a Member of the Board of Trustees for the Medical University of South Carolina since 1994. Dr. Johnson has been a member of the South Carolina Worker's Compensation Advisory Board and a visiting professor to the University of Madrid, the University of Paris, and the London Spine Institute. From 1995 to 1997 Dr. Johnson was President of the South Carolina Spine Society. He has served on the Board of the Company since 1995.

     Clinton Peters has been Chairman and Chief Executive Officer of Capitol News Agency, Inc., a wholesale distributor of periodicals with its principal offices in Richmond, Virginia since 1973. He is a graduate of Virginia Commonwealth University with a Bachelors of Science in Business.

     William F. Bronson was elected to the Board in July, 1998. Mr. Bronson was the founder and President of B & B X-Ray, Inc. from 1971 until 1995. In 1995, Mr. Bronson became Chairman of the Board of three additional medical services companies,: King's X-Ray of Jacksonville, Florida, United X-Ray of Birmingham, Alabama, and American Medical of Pompano, Florida. In November, 1996, all of these entities were acquired by Physicians Sales and Service, a publicly traded company. Mr. Bronson has been retired since that acquisition.

     Greg Hutchinson joined the Finance Subsidiary in February, 1998. Mr. Hutchinson's premium finance career spans thirteen years with such companies as Afco Credit Corporation, Transamerica Insurance Finance, and Cananwill Consumer Discount Company. He has a Bachelor of Science degree from Western Carolina University.

                             EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by, or paid by the Company to executive officers for services during each of the fiscal years ended December 31, 1997 and 1996, and 1995:

                                               ANNUAL COMPENSATION
                                               -------------------
                                               FISCAL                           ALL OTHER(3)
NAME AND PRINCIPAL POSITION                     YEAR       SALARY    BONUS(1)   COMPENSATION
---------------------------                    -------    --------   --------   ------------
Ernest E. Tucker, Jr.(2).....................    1995(2)  $39,807    $     0         $0
  Chairman and CEO                               1996(2)   75,000          0          0
                                                 1997      75,000    $ 7,200          0
Paul V. H. Halter, III.......................    1995     $12,499    $     0         $0
  President and COO                              1996      50,961          0          0
                                                 1997      63,013    $17,200          0
E. Eugene Tucker, III(2).....................    1995(2)  $13,269    $     0         $0
  Secretary and Treasurer                        1996(2)   25,000          0          0
                                                 1997      25,000    $ 5,400          0
Charles H. Sharpe............................    1995     $14,230    $     0         $0
  Chief Claims Officer                           1996      49,999          0          0
                                                 1997      54,085    $ 7,250          0
James P. Chick, Jr. .........................    1995     $12,807    $     0         $0
  Chief Financial Officer                        1996      45,865          0          0
                                                 1997      47,136    $ 5,600          0

     (1) All employees receive small gifts or bonuses at the end of the year which are not in excess of $200 in value. None of the officers or directors received personal benefits in addition to salary and bonuses except in de minimus amounts.

     (2) Salaries for Ernest E. Tucker, Jr. and E. E. Tucker, III were accrued in 1995, 1996 and part of 1997 in the aggregate amounts of $120,670 and $41,456 respectively, which accrued salaries were paid in first quarter of 1997.

     (3) All employees, including Executive Officers, receive employee welfare benefits such as health insurance, group life, and disability. The Executive Officers do not receive any benefits not ordinarily provided to other employees. Except for the payment of salaries, no proceeds of the offering will be paid by the Company to officers, directors, promoters or their affiliates, except to repay loans and reimburse expenses advanced. Salaries will be paid by the Company. See "Use of Proceeds."

                               BOARD OF DIRECTORS

     The Board of Directors of the Company consists of seven members. Each director will hold office until the annual meeting of the shareholders of the Company next following his election or until his successor is elected and qualified.

     Directors of the Company who are employed by the Company do not receive compensation for serving as directors. Outside directors have not been compensated for their role as directors but will compensated hereafter per board meeting attended. All directors of the Company are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof, and for other expenses incurred in their capacities as directors of the Company.

     First London Securities Corporation shall have the right for a period of two years from the Effective Date to nominate one advisory director to the Board of Directors. The advisory director shall have the same privileges as a normal director, including equal compensation, but will not have the right to vote on issues presented to the Board of Directors.

                      COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established three committees :an Executive Committee, a Compensation Committee and an Audit Committee. The Executive Committee is currently comprised of Ernest E. Tucker, Jr., E. E. Tucker, III and Paul V. H. Halter, III. This committee oversees the day to day operations of the Company and is comprised entirely of officers of the Company. The Compensation Committee, currently comprised of William Bronson, William K. Woltz, Donald Johnson and Clinton Peters , is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers and other compensation matters. The Audit Committee, currently comprised of Paul V. H. Halter, III, E. E. Tucker, III and William Bronson, is responsible for reviewing the Company's financial statements, audit reports, internal controls and the services performed by the Company's independent public accountants, and for making recommendations with respect to those matters to the Board of Directors. Outside directors have not been compensated for their role as directors but will be compensated in the discretion of the Board for service on the Committees of the Board.

      LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation limit the liability of officers and directors of the Company to the corporation or its shareholders for damages except for liabilities arising from acts or omissions involving intentional misconduct, fraud or a knowing violation of the law. The Bylaws of the Company also provide that the Company may indemnify directors and officers to the fullest extent permitted by North Carolina law. North Carolina law permits a corporation to indemnify any officer or director from any liability incurred by reason of the fact that such person is or was an officer or director if such person acted in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to a criminal action, if he had no reason to believe his conduct was unlawful. At present, there is no pending litigation or proceeding involving any director, officer, employee, or agent of the Company under circumstances in which indemnification is likely to be required or permitted.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company, since June 20, 1995, subleases approximately 2,980 square feet of office space from Tucker Administrators, Inc., a company owned by the Company's Chairman and Chief Executive Officer, Ernest E. Tucker, Jr. and Ernest
E. Tucker, III, the Secretary/Treasurer and a director of the Company. Tucker Administrators leases approximately 9,000 total square feet. The Company also uses the telephone systems, and computer systems of Tucker Administrators on an "as needed" basis at negotiated rates. Tucker Administrators submits a monthly bill to the Company's controller who reviews the apportionment. Management believes that the rates paid to Tucker Administrators are at or slightly below similar rates charged by third parties for similar services. The Company shares certain employees with Tucker Administrators, Inc. and apportions the costs of salary and benefits between the Companies. The Company also shares certain operating expenses and pays its pro-rata share of certain operating expenses, such as postage, telephone tolls, freight.

     In 1995, Tucker Administrators loaned the Company $24,000 which was repaid in 1997. From the inception of the Company in April, 1995 and continuing through 1996, Tucker Administrators, Inc. paid $167,596 in expenses on behalf of the Company, which have been repaid at the rate of $5,000 per month together with interest at the annual rate of 8 1/4 percent. As of March 31, 1998, $122,824 of that amount remained unpaid.

     At the inception of the Company in 1995, the Company sold 504,000 shares of Common Stock to Ernest E. Tucker, Jr., 168,000 shares of Common Stock to Paul Halter and 168,000 shares of Common Stock to Ernest E. Tucker, III, all at a price of $0.05 per share. After giving effect to the Stock Split, the number of shares were increased to 1,764,000, 588,000 and 588,000 respectively.

     In the second quarter of 1997, the Company issued 6,000 shares of Common Stock to James P. Chick, Jr., Chief Financial Officer and 12,000 shares of Common Stock to Charles Sharpe, Chief Claims Officer, for past and future considerations at a price of $.05 per share. Following the Stock Split in July, 1988, these shares were increased to 21,000 to Mr. Chick and 42,000 to Mr. Sharpe.

     By March 31, 1998, the Company had sold sufficient premiums to be required under Bermuda law to contribute approximately $1 million in additional capital surplus. On June 30, 1998, Ernest E. Tucker, Jr. loaned the Company $400,000 and his wife, Marian Tucker, loaned the Company $100,000 to partially fund capital surplus shortfalls. Promissory notes in those respective amounts were issued by the Company bearing interest at the rate of 15%. Payment is due by December 30, 1998. The Company also sold 184,209 restricted shares to an existing shareholder, William F. Bronson, at a price of $2.71 per share. All of the proceeds from the loans and the sale of stock were contributed to the capital surplus of the Company. The Company intends to utilize a portion of the net proceeds from this Offering to repay Mr. Tucker and his wife together with interest at the rate of prime plus 1% from June 30, 1998.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of shares of the Company's Common Stock as of June 30, 1998, and as adjusted to reflect the sale of the securities offered hereby (i) each of the Company's executive officers and directors, (ii) each person known to the Company who beneficially owns more than 10% of the outstanding Shares of the Company's Common Stock, and (iii) all directors and officers of the Company as a group.

                                            BENEFICIAL OWNERSHIP                             BENEFICIAL OWNERSHIP
                                              BEFORE OFFERING                                 AFTER OFFERING(1)
                               ----------------------------------------------   ----------------------------------------------
                                                   PERCENTAGE      PERCENT                          PERCENTAGE      PERCENT
                                    NUMBER             OF             OF             NUMBER             OF             OF
NAME AND ADDRESS                  OF SHARES       COMMON STOCK   COMMON STOCK      OF SHARES       COMMON STOCK   COMMON STOCK
----------------               ----------------   ------------   ------------   ----------------   ------------   ------------
Ernest E. Tucker, Jr.(2).....         1,891,680       42.4           29.3
 9140 ArrowPoint Boulevard
 Charlotte, North Carolina
   28273
Paul V. H. Halter, III.......           572,796       12.8            8.9
 9140 ArrowPoint Boulevard
 Charlotte, North Carolina
   28273
E. E. Tucker, III(2).........           572,796       12.8            8.9
 9140 ArrowPoint Boulevard
 Charlotte, North Carolina
   28273
Charles H. Sharpe............            53,592        1.2             .8
 9140 ArrowPoint Boulevard
 Charlotte, North Carolina
   28273
James P. Chick, Jr...........            26,418         .6             .4
 9140 ArrowPoint Boulevard
 Charlotte, North Carolina
   28273
William K. Woltz.............            87,500        2.0            1.4
 232 South Park Avenue
 Mount Airy, NC 27030
Donald R. Johnson, II,
 M.D.(3).....................           133,868        3.0            2.1
 #41 25th Avenue
 Isle of Palms, SC 29451
Clinton B. Peters............            55,118        1.2             .9
 1529 Sunset Lane
 Richmond, VA 23221
William F. Bronson...........           236,709        5.3            3.7
 6040 Farm Oak Drive
 Charlotte, NC 28227
C. Gregory Hutchinson........               219        .01            .01
 1138 Millwright Lane
 Matthews, NC 28105
All directors and officers
 as a group (three
 persons):...................  3,630,696 Shares       81.3           56.2

---------------

(1) Assumes an aggregate of 6,464,021 shares of Common Stock outstanding after the offering.
(2) Mr. Ernest E. Tucker, Jr. and Mr. Ernest E Tucker, III are father and son. Other members of their family also own Shares in the Company. The Tucker family owns an aggregate of 2,583,256 shares, which will represent 40% of the total issued and outstanding shares after the Offering.
(3) 87,500 of Dr. Johnson's shares are held by Patient Investors Limited Partnership, a South Carolina limited partnership, which is beneficially owned 51% by Dr. Johnson and 49% by his brother, John Johnson, M.D.

                           DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, of which 4,464,021 shares of Common Stock were outstanding as of July 15, 1998. As of that date, there were 89 holders of record of outstanding shares of the Common Stock.

     The Company authorized 1,000,000 shares of convertible Preferred Stock, of which 109,200 was outstanding as of June 30,1998. The Company had also authorized 1,000,000 shares of Class B Shares, $0.001 par value, of which 9,593 were outstanding as of June 30, 1998. As of July 15, 1998, all outstanding shares of convertible Preferred Stock and Class B Shares were converted by the board of directors to shares of Common Stock. Conversion of the convertible Preferred Stock was at the rate of 6 shares of Common Stock for 5 shares of convertible Preferred Stock. Shares of Class B Shares were converted to shares of Common Stock at a rate of one to one. The remaining authorized but unissued shares of convertible Preferred Stock and Class B Shares were canceled.

     As a result of those conversions, 1,275,432 shares of Common Stock were issued and outstanding. Subsequent to the conversion of all of the outstanding convertible Preferred Stock and Class B Shares, the Board of Directors caused all outstanding Common Stock to be forward split at the rate of 3.5 shares to 1 share. Following the Stock Split, the Company had 4,464,021 shares of stock outstanding.

UNITS

     Each Unit consists of one Share; one Series A Warrant; and one Series B Warrant. It is estimated that the initial public offering price will be $5.1875 per Unit. The Shares and Warrants included in the Units may be not be traded separately 180 days from the date of this Prospectus unless earlier separated upon three days notice from the Representative to the Company.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share for the election of directors and with respect to all matters to be submitted to a vote of the Company's shareholders. The holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the board of directors and paid by the Company out of funds legally available therefor. In the event of dissolution, liquidation or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the Shares to be issued by the Company in connection with the Offering will be, duly authorized, validly issued, fully paid and nonassessable.

SERIES A AND SERIES B REDEEMABLE WARRANTS

     The Series A and Series B Warrants will be issued in registered form pursuant to an agreement dated the date of this Prospectus (the "Warrant Agreement"), between the Company and First Union Transfer Corporation, Charlotte, North Carolina, as Warrant Agent (the "Warrant Agent"). The following discussion of certain terms and provisions of the Warrants is qualified in its entirety by reference to the Warrant Agreement. A form of the certificate representing the Series A Warrants and a form of the certificate representing the Series B Warrants which forms a part of the Warrant Agreement have been filed as exhibits to the Registration Statement of which this Prospectus is a part

     Each Series A Warrant entitles the registered holder to purchase one share of Common Stock. The Warrants are exercisable at a price of $6.00, which exercise price has been arbitrarily determined by the Company and the Representative, subject to certain adjustments. Each Series B Warrant also entitled the registered holder to purchase one share of Common Stock at an exercise price of $7.00, subject to the same adjustments. All of the Warrants are entitled to the benefit of adjustments in their exercise prices and in the number of shares of Common Stock or other securities deliverable upon the exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger.

     The Warrants may be exercised at any time after separation from the Units until the close of business five years from the date hereof, unless such period is extended by the Company. After the expiration date, Warrant holders shall have no further rights. Warrants may be exercised by surrendering the certificate evidencing such Warrant, with the form of election to purchase on the reverse side of such certificate properly completed and executed, together with payment of the exercise price and any transfer tax, to the Warrant Agent. If less than all of the Warrants evidenced by a warrant certificate are exercised, a new certificate will be issued for the remaining number of Warrants. Payment of the exercise price may be made by cash, bank draft or official bank or certified check equal to the exercise price.

     Warrant holders do not have any voting or any other rights as shareholders of the Company. The Company has the right at any time beginning six months from the date hereof to redeem the Series A Warrants, at a price of $9.00 per Warrant, by written notice to the registered holders thereof, mailed not less than 30 nor more than 60 days prior to the Redemption Date. The Company has the right at any time beginning six months from the date hereof to redeem the Series B Warrants, at a price of $10.00 per Warrant, by written notice to the registered holders thereof, mailed not less than 30 nor more than 60 days prior to the Redemption Date. The Company may exercise this right only if the closing bid price for the Common Stock for seven trading days during a 10 consecutive trading day period ending no more than 15 days prior to the date that the notice of redemption is given, equals or exceeds $10, subject to adjustment.

     The Company has the right to call either or both series for redemption. If the Company exercises its right to call the Warrants for redemption, such Warrants may still be exercised until the close of business on the day immediately preceding the Redemption Date. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable, and the holder thereof will be entitled only to the repurchase price. Notice of redemption will be mailed to all holders of Warrants of record at least 30 days, but not more than 60 days, before the Redemption Date. The foregoing notwithstanding, the Company may not call the Warrants at any time that a current registration statement under the Securities Act is not then in effect. Any redemption of the Warrants during the one-year period commencing on the date of this Prospectus shall require the written consent of the Representative.

     The Warrant Agreement permits the Company and the Warrant Agent without the consent of Warrant holders to supplement or amend the Warrant Agreement in order to cure any ambiguity, manifest error or other mistake, or to address other matters or questions arising thereafter that the Company and the Warrant Agent deem necessary or desirable and that do not adversely affect the interest of any Warrant holder. The Company and the Warrant Agent may also supplement or amend the Warrant Agreement with respect to either Series of Warrant in any other respect with the written consent of holders of not less than a majority in the number of the Warrants then outstanding in that Series; however, no such supplement or amendment may (i) increase the exercise price of the Warrant, (ii) shorten the time period upon which the Warrants are exercisable or may be redeemed, or (iii) reduce the percentage interest of the holders of the Warrants without the consent of each Warrant holder affected thereby.

     In order for the holder to exercise a Warrant, there must be an effective registration statement, with a current prospectus on file with the Commission covering the shares of Common Stock underlying the Warrants, and the issuance of such Shares to the holder must be registered, qualified or exempt under the laws of the state in which the holder resides. If required, the Company will file a new registration statement with the Commission with respect to the securities underlying the Warrants prior to the exercise of such Warrants and will deliver a prospectus with respect to such securities to all holders thereof as required by Section 10(a)(3) of the Securities Act. See "Risk Factors -- Arbitrary Offering Price and Exercise of Warrants."

WARRANT SOLICITATION FEE

     The Company shall pay to the Representatives upon the exercise of the Warrants a fee equal to 5% of the gross proceeds received by the Company from the exercise of the Warrants. Such fee will be paid to the Representatives or their designees no sooner than 12 months after the Effective Date. Additionally, the Representatives or their designees must be designated in writing by the Warrant holder as having solicited the Warrant in order to receive the fee and such fee shall not be paid with respect to Warrants held in a discretionary account without the prior written approval of such exercise by the discretionary account holder.

CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company has no super-majority, staggered board or other antitakeover provisions in either its Articles of Incorporation or Bylaws. The Bylaws of the Company provide for indemnification of the directors and officers of the Company to the full extent authorized or permitted by the North Carolina Business Corporation Act. See "Management."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar and Warrant Agent for the Company's Units, Common Stock and Warrants is First Union National Bank Corporate Trust Department, 1525 West W.T. Harris Blvd., 3C3, Charlotte, North Carolina 28288-1153.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 6,464,021 shares of Common Stock outstanding (6,746,021 if the overallotment is sold.). Of these shares, the 2,000,000 Shares sold to the public hereby will be freely tradable without restrictions or registration under the Securities Act (2,300,000 if the Representative's Over-allotment Option is exercised in full), except that any Shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates") may generally be sold only within the limitations of Rule 144 described below. An aggregate of 2,000,000 Shares will be issued upon the exercise of the Series A Warrants and an aggregate of 2,000,000 Shares will be issued upon the exercise of the Series B Warrants. The Company has agreed to register these Shares under the Securities Act in order to permit the resale of such Shares in the open market from time to time and has agreed to maintain the effectiveness of such registration. Following the sale of such Shares pursuant to an effective registration statement filed in connection with such registration, these Shares shall be freely tradable

     A total of 4,464,021 Shares owned by the Company's shareholders prior to this Offering (the "Restricted shares") will be "restricted shares" within the meaning of the Securities Act and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 under the Securities Act. Of the 4,464,021 shares of Common Stock presently outstanding, 3,630,695 will be deemed to be "affiliate securities," as that term is defined under Rule 144 promulgated under the Securities Act. In general, under Rule 144, as currently in effect, a person (or persons whose Shares are aggregated) is entitled to sell restricted shares if at least one year has passed since the later of the date such Shares were acquired from the Company or any affiliate of the Company. Rule 144 provides that within any three-month period such person may sell only up to the greater of one percent (1%) of the then outstanding Shares of the Company's Common Stock (approximately 56,000 Shares following completion of this Offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information. Any person who has not been an affiliate of the Company for a period of three months preceding a sale of restricted shares is entitled to sell such Shares under Rule 144 without regard to such limitations if at least two years have passed since the later of the date such Shares were acquired from the Company or any affiliate of the Company. Shares held by persons who are deemed to be affiliates of the Company are subject to such volume limitations regardless of how long they have been owned or how they were acquired. The foregoing is a brief summary of certain provisions of Rule 144 and is not intended to be a complete description thereof. The "restricted shares" held by the current shareholders of the Company have been held longer than two years and are qualified for sale pursuant to Rule 144 beginning 90 days after the date of this Prospectus.

     The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale could have on the market price, if any, prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's securities, including the securities offered hereby, could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be beneficial for the Company to sell securities.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom First London Securities Corporation is acting as Representative, have severally agreed to purchase from the Company an aggregate of 2,000,000 Units. The number of Units which each Underwriter has agreed to purchase is set forth opposite its name.

                                                              NUMBER OF
NAME                                                            UNITS
----                                                          ---------
First London Securities Corporation.........................
                                                              --------
          Total.............................................
                                                              ========

     The Units are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by counsel and certain other conditions. The Underwriters are committed to purchase all Units offered by this Prospectus, if any are purchased.

     The Company has been advised by the Representative that the Underwriters propose initially to offer the Units offered hereby to the public at the offering price set forth on the cover page of this Prospectus. The Representative has advised the Company that the Underwriters propose to offer the Units through members of the NASD, and may allow a concession, in their discretion, to certain dealers who are members of the NASD and who agree to sell the Units in conformity with the NASD Conduct Rules. Such concessions shall not exceed the amount of the underwriting discount that the Underwriters are to receive. The public offering price, concession and reallowance to dealers will not be reduced by the Representative until after the Offering is complete. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted to the Representative an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 300,000 Units at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Representative may exercise the Over-allotment Option solely to cover over-allotments in the sale of the Units being offered by this Prospectus.

     Officers and directors of the Company may introduce the Representative to persons to consider the Offering and purchase Units either through the Representative, other Underwriters, or through participating dealers. The Underwriters have not reserved any Units for sale to persons introduced to the Underwriters by officers and directors. In this connection, officers and directors will not receive any commissions or any other compensation.

     The Company has agreed to pay the Representative a commission of 10% of the gross proceeds of the offering (the "Underwriting Discount"), including the gross proceeds from the sale of the Over-allotment Option, if exercised. In addition, the Company has agreed to pay to the Representative a non-accountable expense allowance of two percent (2%) of the gross proceeds of this Offering, including proceeds from any Units purchased pursuant to the Over-allotment Option. The Representative's expenses in excess of the non-accountable expense allowance will be paid by the Representative. To the extent that the expenses of the Representative are less than the amount of the non-accountable expense allowance received, such excess shall be deemed to be additional compensation to the Representative.

     Prior to the Offering, there has been no public market for the Units, the Shares or Warrants of the Company. Consequently, the initial public offering price for the Units, and the terms of the Warrants (including the exercise price of the Warrants), have been determined by negotiation between the Company and the Representative. Among the factors considered in determining the public offering price were the history of, and the prospect for, the Company's business, an assessment of the Company's management, its past and present operations, the Company's development and the general condition of the securities market at the time of the Offering. The initial public offering price does not necessarily bear any relationship to the Company's assets, book value, earnings or other established criteria of value. Such price is subject to change as a result of market conditions and other factors, and no assurance can be given that a public market for the Units, the Shares or Warrants will develop after the close of the Offering, or if a public market in fact develops, that such public market will be sustained, or that the Securities can be resold at any time at the offering or any other price. See "Risk Factors."

     At the closing of this Offering, the Company will issue to the Representative or persons related to the Representative, for nominal consideration, a Representative's Warrant to purchase up to 200,000 Units, each unit consisting of one Share of common stock, one Series A Warrant and one Series B Warrant (the "Underlying Warrants"). The Representative's Warrant will be exercisable for a four-year period commencing one year from the date of this Prospectus at an exercise price of $6.00 per Share and $0.125 per Series A Warrant, subject to adjustment, and $0.0625 per Series B Warrant, subject to adjustment. The number of Shares and Warrants subject to the Representative's Warrant will not exceed 10% of the Shares and Warrants underlying the Units offered hereby to the public, excluding the securities subject to the Representative's Warrant. The Representative's Warrant will not be transferable for one year from the date of this Prospectus, except (i) to officers of the Representative or to officers and partners of the other Underwriters or selected dealers participating in this Offering; (ii) by will; or (iii) by operation of law.

     The Representative's Warrant contains provisions providing for appropriate adjustment in the event of any merger, consolidation, recapitalization, reclassification, stock dividend, stock split or similar transaction. The Representative's Warrant contains net issuance provisions permitting the holders thereof to elect to exercise the Representative's Warrant in whole or in part and instruct the Company to withhold from the securities issuable upon exercise a number of securities, valued at the current fair market value on the date of exercise, to pay the exercise price. Such net exercise provision has the effect of requiring the Company to issue shares of Common Stock without a corresponding increase in capital. A net exercise of the Representative's Warrant will have the same dilutive effect on the interests of the Company's shareholders as will a cash exercise. The Representative's Warrant does not entitle the holders thereof to any rights as a shareholder of the Company until such Representative's Warrant is exercised and shares of Common Stock are purchased thereunder.

     The Company has granted to the holders of the Representative's Warrant certain rights with respect to registration of the Shares, the Underlying Warrants and the Common Stock issuable upon exercise of the Representative's Warrant (the "Registrable Securities") under the Securities Act. For a period of four years commencing one year following the date of this Prospectus, the holders representing more than 50% of the Registrable Securities have the right at the Representative's or holders' expense to require the Company to prepare and file one registration statement with respect to the Registrable Securities. In addition, subject to certain limitations, in the event the Company proposes to register any of its securities under the Securities Act during the seven year period following the date of this Prospectus, the holders of the Registrable Securities are entitled to notice of such registration and may elect to include the Registrable Securities held by them in such registration statement at the sole expense of the Company.

     The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to copies of each such agreement which are filed as exhibits to the Registration Statement. See "Available Information."

                                 LEGAL MATTERS

     Legal matters in connection with the Common Stock and Warrants being offered hereby will be passed upon for the Company by Charles Barkley, Charlotte, North Carolina. Certain legal matters will be passed upon for the Underwriters by Jackson Walker L.L.P, Dallas, Texas.

                                    EXPERTS

     The financial statements of Commerce Casualty Group, Inc. as of December 31, 1997 and 1996 and for each of the years then ended, included in this Prospectus have been audited by Killman, Murrell & Company, P. C. independent auditors, as stated in their report included therein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----

Report of Certified Public Accountants......................  F-2

Consolidated Balance Sheets as of December 31, 1996 and 1997
  and March 31, 1998 (Unaudited)............................  F-3

Consolidated Statements of Operations for the Years Ended
  December 31, 1996 and 1997 and the Three Months Ended
  March 31, 1997 and 1998 (Unaudited).......................  F-4

Consolidated Statements of Shareholders' Equity for the
  Years Ended December 31, 1996 and 1997 and the Three
  Months Ended March 31, 1998 (Unaudited)...................  F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996 and 1997 and the Three Months Ended
  March 31, 1997 and 1998 (Unaudited).......................  F-6

Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Commerce Casualty Group, Inc. and Subsidiaries
9140 Arrowpoint Blvd.
Suite 200
Charlotte, NC 28273

     We have audited the accompanying consolidated balance sheets of Commerce Casualty Group, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commerce Casualty Group, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Dallas, Texas
April 17, 1998

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                            -----------------------    MARCH 31,
                                                               1996         1997         1998
                                                            ----------   ----------   -----------
                                                                         (UNAUDITED)
                                             ASSETS
Cash and Cash Equivalents -- Note 7.......................  $1,342,325   $5,399,334   $ 6,185,398
Investments -- Note 2.....................................     614,278           --            --
Accrued Interest Income...................................       2,771          221        19,566
Premiums Receivable, net of allowance for doubtful
  accounts of $41,898, $144,637 and $193,685,
  respectively............................................   1,402,267    2,692,952     4,232,819
Reinsurance Balances Receivable...........................     676,464      801,258     1,381,608
Claims Fees Receivable....................................     170,186      507,495       726,849
Deferred Policy Acquisition Costs -- Note 3...............     309,445      448,384       670,900
Equipment, at cost, less accumulated depreciation of
  $2,308, $13,691 and $20,042, respectively...............      17,261      100,608       130,568
Other Assets..............................................       7,701       26,971        56,798
Organizational Costs, less accumulated amortization of
  $4,299, $7,485 and $8,281, respectively.................      12,629        9,443         8,647
                                                            ----------   ----------   -----------
          TOTAL ASSETS....................................  $4,555,327   $9,986,666   $13,413,153
                                                            ==========   ==========   ===========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Reserve for Losses and Loss Adjustment Expenses -- Note
  6.......................................................  $  370,616   $1,978,612   $ 2,903,956
Unearned Premiums.........................................   1,258,558    2,061,501     3,021,350
Payable to Insurance Company..............................   1,619,829    3,138,136     4,253,601
Unearned Commissions and Fees.............................     130,467      432,577       520,065
Accounts Payable..........................................      99,108      226,997       311,449
Accrued Liabilities.......................................     160,377      300,273       505,999
Payable to Stockholders and Affiliate -- Note 8...........     371,764      141,246       122,824
Dividends Payable.........................................      98,280       98,280        24,570
Commitment and Contingencies -- Notes 4, 7, 8 and 10......          --           --            --
                                                            ----------   ----------   -----------
          TOTAL LIABILITIES...............................   4,108,999    8,377,622    11,663,814
                                                            ==========   ==========   ===========
SHAREHOLDERS' EQUITY -- NOTES 5, 8, 9 AND 11
9% Cumulative Convertible Preferred Stock, $0.001
  Par Value. Authorized 1,000,000 Shares; Issued and
     Outstanding 109,200 Shares...........................         109          109           109
Common Stock, $0.001 Par Value. Authorized 10,000,000
  Shares; Issued and Outstanding 840,000, 1,010,028 and
  1,068,668 Shares in 1996, 1997 and 1998, respectively...         840        1,010         1,069
Class B Nonvoting Common Stock, $0.001 Par Value.
  Authorized 10,000,000 Shares; Issued and Outstanding
  8,191 and 9,691 Shares in 1997 and 1998.................          --            8            10
Paid in Capital...........................................   1,100,427    2,388,310     2,991,649
Retained Deficit..........................................    (657,351)    (780,393)   (1,243,498)
Unrealized Appreciation on Investments....................       2,303           --            --
                                                            ----------   ----------   -----------
          TOTAL SHAREHOLDERS' EQUITY......................     446,328    1,609,044     1,749,339
                                                            ----------   ----------   -----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......  $4,555,327   $9,986,666   $13,413,153
                                                            ==========   ==========   ===========

                         The accompanying notes are an
           integral part of these consolidated financial statements.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 THREE MONTHS
                                                 YEARS ENDED DECEMBER 31,       ENDED MARCH 31,
                                                 ------------------------   -----------------------
                                                    1996          1997         1997         1998
                                                 -----------   ----------   ----------   ----------
                                                                                  (UNAUDITED)
REVENUES
Premiums Assumed...............................  $ 2,002,121   $4,789,048   $1,442,665   $2,370,677
Change in Unearned Premiums....................   (1,183,142)    (802,943)    (729,061)    (959,849)
                                                 -----------   ----------   ----------   ----------
Premiums Earned................................      818,979    3,986,105      713,604    1,410,828
Commissions and Fees...........................      354,271    1,396,533      248,370      535,990
Investment Income..............................       71,370      225,459       38,882       73,996
                                                 -----------   ----------   ----------   ----------
          TOTAL REVENUES.......................    1,244,620    5,608,097    1,000,856    2,020,814
                                                 ===========   ==========   ==========   ==========
COSTS AND EXPENSES
Losses and Loss Adjustment Expenses............      427,008    2,518,938      384,942    1,364,551
Policy Acquisition Costs, including
  amortization of deferred policy acquisition
  costs -- Note 3..............................      292,625    1,122,877      239,178      419,952
General and Administrative Expenses............      898,609    1,974,042      416,370      671,674
Interest.......................................       13,081       17,002        4,450        3,172
                                                 -----------   ----------   ----------   ----------
          TOTAL EXPENSES.......................    1,631,323    5,632,859    1,044,940    2,459,349
                                                 ===========   ==========   ==========   ==========
(LOSS) BEFORE FEDERAL INCOME TAXES AND
  PREFERRED STOCK DIVIDENDS....................     (386,703)     (24,762)     (44,084)    (438,535)
FEDERAL INCOME TAXES -- Note 3.................           --           --           --           --
PREFERRED STOCK DIVIDENDS -- Note 4............      (98,280)     (98,280)     (24,570)     (24,570)
                                                 -----------   ----------   ----------   ----------
          NET (LOSS)...........................  $  (484,983)  $ (123,042)  $  (68,654)  $ (463,105)
                                                 ===========   ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
  ADJUSTED FOR CONVERSION OF PREFERRED STOCK
  AND CLASS B SHARES INTO COMMON SHARES AND
  1998 STOCK SPLIT -- Note 11..................    3,397,477    3,926,442    3,251,883    4,082,753
                                                 ===========   ==========   ==========   ==========
          BASIC LOSS PER SHARE.................  $      (.14)  $     (.03)  $     (.02)  $     (.11)
                                                 ===========   ==========   ==========   ==========

                         The accompanying notes are an
           integral part of these consolidated financial statements.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

           CHANGES IN CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1996 AND 1997

                                                                            CLASS B
                                                                           NONVOTING                                  UNREALIZED
                                PREFERRED STOCK       COMMON STOCK       COMMON STOCK                                APPRECIATION
                                ----------------   ------------------   ---------------    PAID IN      RETAINED          ON
                                SHARES    AMOUNT    SHARES     AMOUNT   SHARES   AMOUNT    CAPITAL       DEFICIT     INVESTMENTS
                                -------   ------   ---------   ------   ------   ------   ----------   -----------   ------------
Balance, December 31, 1995....  105,600    $106      840,000   $ 840       --     $--     $1,064,430   $  (172,368)    $    --
Sale of Preferred Stock.......    3,600       3           --      --       --      --         35,997            --          --
Increase in Investment
  Appreciation................       --      --           --      --       --      --             --            --       2,303
Net (Loss)....................       --      --           --      --       --      --             --      (484,983)         --
                                -------    ----    ---------   ------   -----     ---     ----------   -----------     -------
Balance, December 31, 1996....  109,200     109      840,000     840       --      --      1,100,427      (657,351)      2,303
Sale of Common Stock net of
  $23,275 of offering costs,
  February 1997...............       --      --      162,000     162       --      --      1,076,563            --          --
Conversion of Preferred Stock
  Dividend Into Common Stock,
  February 1997...............       --      --        8,028       8       --      --         80,272            --          --
Sale of Class B NonVoting
  Common Stock................       --      --           --      --    8,191       8        131,048            --          --
Decrease in Unrealized
  Appreciation................       --      --           --      --       --      --             --            --      (2,303)
Net (Loss)....................       --      --           --      --       --      --             --      (123,042)         --
                                -------    ----    ---------   ------   -----     ---     ----------   -----------     -------
Balance, December 31, 1997....  109,200     109    1,010,028   1,010    8,191       8      2,388,310      (780,393)         --
Sale of Common Stock in March
  1998........................                        50,000      50                         499,950
Sale of Class B Common Stock
  in January and March 1998...                                          1,500       2         16,998
Conversion of Preferred Stock
  Dividend Into Common Stock,
  February 1998...............                         8,640       9                          86,391
Net (Loss) Unaudited..........                                                                            (463,105)
                                -------    ----    ---------   ------   -----     ---     ----------   -----------     -------
Balance, March 31, 1998.......  109,200    $109    1,068,668   $1,069   9,691     $10     $2,991,649   $(1,243,498)    $    --
                                =======    ====    =========   ======   =====     ===     ==========   ===========     =======


                                  TOTAL
                                ----------
Balance, December 31, 1995....  $  893,008
Sale of Preferred Stock.......      36,000
Increase in Investment
  Appreciation................       2,303
Net (Loss)....................    (484,983)
                                ----------
Balance, December 31, 1996....     446,328
Sale of Common Stock net of
  $23,275 of offering costs,
  February 1997...............   1,076,725
Conversion of Preferred Stock
  Dividend Into Common Stock,
  February 1997...............      80,280
Sale of Class B NonVoting
  Common Stock................     131,056
Decrease in Unrealized
  Appreciation................      (2,303)
Net (Loss)....................    (123,042)
                                ----------
Balance, December 31, 1997....   1,609,044
Sale of Common Stock in March
  1998........................     500,000
Sale of Class B Common Stock
  in January and March 1998...      17,000
Conversion of Preferred Stock
  Dividend Into Common Stock,
  February 1998...............      86,400
Net (Loss) Unaudited..........    (463,105)
                                ----------
Balance, March 31, 1998.......  $1,749,339
                                ==========

                         The accompanying notes are an
           integral part of these consolidated financial statements.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEARS ENDED             THREE MONTHS ENDED
                                                                    DECEMBER 31,                  MARCH 31,
                                                              -------------------------   -------------------------
                                                                 1996          1997          1997          1998
                                                              -----------   -----------   -----------   -----------
                                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (Loss)................................................  $  (484,983)  $  (123,042)  $  (68,654)   $  (463,105)
  Adjustments to Reconcile Net Loss to Net Cash Provided by
    Operations Increase in Allowance for Doubtful
    Accounts................................................       41,898       102,739           --         49,048
      Depreciation..........................................        2,346        11,383        1,312          6,351
      Amortization..........................................        4,178         3,186          797            796
      Preference Stock Dividend.............................       98,280        98,280       24,570         24,570
  Changes in Operating Assets and Liabilities
    (Increase) Decrease in:
      Investments...........................................     (611,975)      611,975      (10,784)            --
      Accrued Interest Income...............................         (482)        2,550       (3,637)       (19,345)
      Premiums Receivable...................................   (1,336,300)   (1,393,424)    (878,821)    (1,588,915)
      Reinsurance Balances Receivable.......................     (628,315)     (124,794)    (295,721)      (580,350)
      Claim Fees Receivable.................................     (161,812)     (337,309)    (119,923)      (219,354)
      Deferred Policy Acquisition Costs.....................     (290,888)     (138,939)    (163,573)      (222,516)
      Other Assets..........................................         (725)      (19,270)      (3,310)       (29,827)
    Increase (Decrease) in:
      Reserve for Losses and Loss Adjustment Expenses.......      368,301     1,607,996      269,726        925,344
      Unearned Premium......................................    1,183,142       802,943      665,294        959,849
      Payable to Insurance Company..........................    1,481,662     1,518,307      819,758      1,115,465
      Unearned Commission and Fees..........................      123,787       302,110       76,230         87,488
      Accounts Payable......................................       73,867       127,889       45,360         84,452
      Accrued Liabilities...................................      142,998       139,896       69,296        205,726
                                                              -----------   -----------   ----------    -----------
        NET CASH PROVIDED BY OPERATING ACTIVITIES...........        4,979     3,192,476      427,920        335,677
                                                              -----------   -----------   ----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Equipment.....................................      (12,697)      (94,730)     (10,672)       (36,311)
                                                              -----------   -----------   ----------    -----------
        NET CASH (USED) BY INVESTING ACTIVITIES.............      (12,697)      (94,730)     (10,672)       (36,311)
                                                              -----------   -----------   ----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of Common Stock......................................           --     1,107,781      850,000        517,000
  Sale of Preferred Stock...................................       36,000            --           --             --
  Shareholders and Affiliate Loans..........................      197,685      (130,518)     (77,910)       (18,422)
  Payment of Preferred Stock Dividend.......................           --       (18,000)     (18,000)       (11,880)
                                                              -----------   -----------   ----------    -----------
        NET CASH PROVIDED BY FINANCING ACTIVITIES...........      233,685       959,263      754,090        486,698
                                                              -----------   -----------   ----------    -----------
INCREASE IN CASH............................................  $   225,967   $ 4,057,009   $1,171,338    $   786,064
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............    1,116,358     1,342,325    1,342,325      5,399,334
                                                              -----------   -----------   ----------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $ 1,342,325   $ 5,399,334   $2,513,663    $ 6,185,398
                                                              ===========   ===========   ==========    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash Paid During the Year:
    Interest Expense........................................  $    13,081   $    17,002   $   20,171    $     3,172
                                                              ===========   ===========   ==========    ===========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITY:
  Preferred Stock Dividend Conversion to Common Stock.......  $        --   $   (80,280)  $   80,280    $   (86,400)
  Common Stock..............................................           --        80,280           --         86,400
  Stockholders Payable......................................           --      (100,000)     100,000             --
  Common Stock..............................................           --       100,000     (180,280)            --
                                                              -----------   -----------   ----------    -----------
                                                              $        --   $        --   $       --    $        --
                                                              ===========   ===========   ==========    ===========

                         The accompanying notes are an
           integral part of these consolidated financial statements.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)
                           DECEMBER 31, 1996 AND 1997

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Commerce Casualty Group, Inc. (CCG) and its wholly-owned subsidiaries, Commerce Casualty Insurance Company Ltd. (the Insurance Subsidiary) and Commerce Capital, Inc.
(CCI), collectively referred to as "the Company". All material intercompany balances and transactions have been eliminated in consolidation.

     CCG was incorporated on April 19, 1995, under the laws of the State of North Carolina. On September 1, 1995, CCG entered into an Agency Agreement with Star Insurance Company (STAR) (a wholly-owned subsidiary of Meadowbrook Insurance Group, Inc.) whereby CCG would solicit workers compensation insurance business in the states of North and South Carolina on behalf of Star. This agreement can be cancelled by either party with sixty (60) days notice. Effective October 1, 1995, CCG entered into a Service Agreement with Meadowbrook, Inc. (a wholly-owned subsidiary of Meadowbrook Insurance Group, Inc.) which allows CCG to service the workers' compensation claims on policies sold by CCG and CCG is to be paid a service fee by Meadowbrook, Inc. for the claim services rendered. The service fees are to be paid to CCG as follows: 50% of service fees thirty (30) days after STAR has received premiums, 25% within fifteen (15) months, and 25% within twenty-seven (27) months of the policy month written.

     Effective October 1, 1995, CCG entered into an Insurance Program Agreement with Meadowbrook, Inc. The agreement set forth CCG's intent to organize a reinsurance company under the laws of Bermuda, for the purpose of reinsuring a portion of the liability on insurance policies it sold on behalf of STAR. Meadowbrook, Inc. agreed to assist CCG in the organization and licensing of a Bermuda company. On December 19, 1995, Commerce Casualty Insurance Company Ltd. was incorporated in Bermuda and is registered as a class 3 reinsurer under The Insurance Act of 1978 and related regulations. the Insurance Subsidiary participates in a 50% (20% for the three months July to September 1997) quota share agreement reinsuring a U.S. ceding company which issues workers' compensation policies under the Commerce Casualty Group Program. The exposure of the participants to the reinsurance agreement is limited through reinsurance under the quota share agreement to $250,000 per occurrence. Consequently, the Insurance Subsidiary's exposure is limited to $125,000 per occurrence. The agreement is subject to cancellation if notice is given at least 90 days prior to anniversary date of agreement (October 1) or immediately by mutual consent.

     The Insurance Subsidiary entered into a Management and Consulting Agreement with Meadowbrook Risk Management Ltd. (MRM), a Bermuda company and subsidiary of Meadowbrook, Inc. MRM will provide the Insurance Subsidiary necessary office facilities, underwriting, consultation services, preparation of financial statements and other general corporate functions. The term of the agreement is for a three (3) year period and can be renewed yearly thereafter. MRM agreed to charge the Insurance Subsidiary a fixed rated of compensation escalated at 5% per year.

     CCI was incorporated on January 20, 1998, under the laws of the State of North Carolina. CCI was organized to provide premium finance support for the insurance agents doing business with CCG. As of March 31, 1998, no premiums had been financed by CCI.

USE OF ESTIMATES

     The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

INVESTMENTS

     Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company considers its investments as available for sale and accordingly they are recorded at fair value. Unrealized appreciation or depreciation in value is included as a separate component of shareholders' equity.

     Realized gains and losses on sales of investments are determined using the specific identification method and are included in the statement of operations.

DEFERRED POLICY ACQUISITION COSTS

     Policy acquisition costs, consisting principally of agents' commissions, taxes and administrative fees, are amortized over the period in which the related premiums are earned. The method followed in determining deferred acquisition costs limits the amount of the deferral to its realizable value by giving consideration to losses and expenses expected to be incurred as premiums are earned.

EQUIPMENT

     Equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, generally three to ten years. Upon sale or retirement, the cost of the asset and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in income. Repairs and maintenance are charged to operations when incurred.

ORGANIZATIONAL COSTS

     Organization cost is amortized on a straight-line basis over five (5) years from date of incorporation.

LOSSES AND LOSS ADJUSTMENT EXPENSES

     Losses and loss expenses paid are recorded when advised by the ceding insurance company. Outstanding losses comprise estimates of the amount of reported losses and loss expenses received from the ceding insurance company plus a provision for losses incurred but not reported. The provision for losses incurred but not reported is based on the recommendations of an independent loss reserve specialist using the Company's limited historical loss experience, loss experience of the ceding insurance company and other available information.

     Management believes that the provision for outstanding losses and loss expenses will be adequate to cover the ultimate net cost of losses incurred to the balance sheet date but the provision is necessarily an estimate and claims may ultimately be settled for greater or lesser amounts. It is at least reasonably possible that management will revise this estimate significantly in the near term. Any subsequent differences arising are recorded in the period in which they are determined.

     Significant delays can be experienced in the insurance industry generally in both the notification and settlement of losses. Accordingly, a substantial measure of judgement is required in assessing such losses, the ultimate cost of which cannot be known with certainty.

REVENUE RECOGNITION

     Premiums assumed are recognized as earned on a pro rata basis over the life of the policy term. Unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of policies in force.

     Commission and fee income is recorded on the effective date of the policy on which it was earned.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

     The claims processing fees are recognized as revenue over the estimated life of the claims.

     Investment income, comprising dividends and interest, is accrued to the balance sheet date.

FEDERAL INCOME TAXES

     The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

CASH AND CASH EQUIVALENTS

     The Company considers all cash on hand, deposits with financial institutions that can be withdrawn without prior notice or penalty, and short term deposits with an original maturity of ninety days or less as equivalent to cash.

EARNINGS PER SHARE

     The net loss per share is based on the weighted average number of common Shares outstanding, adjusted for the 1998 stock split. The earnings per share computation did include the conversion of the 9% Cumulative Convertible Preferred Stock to common stock and the conversion of Class B common stock to common stock.

NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (Statement No. 128), which is required to be adopted for financial statements issued for annual or interim periods after December 15, 1997. The adoption of Statement No. 128 required a change in the presentation of earnings per share
(EPS) to replace primary and fully diluted EPS with a presentation of basic and diluted EPS and to restate EPS for all periods presented. The adoption of Statement No. 128 did not have a material impact on the Company's financial statements.

     In February 1997, the FASB also issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" (Statement No. 129). Statement No. 129 establishes standards for disclosing information about an entity's capital structure and applies to all entities. Statement No. 129 continues the previous requirements to disclose certain information about an entity's capital structure found in APB Opinions No. 10, "Omnibus Opinion -- 1966", and 15, "Earnings per Share", and FASB Statements of Financial Accounting Standards No. 47, "Disclosure of Long-Term Obligations", for entities that were subject to the requirements of APB Opinions 10 and 15 and Statement No. 47 and consolidates them for ease of retrieval and for greater visibility to non-public entities. Statement No. 129 is effective for financial statements for periods ending after December 15, 1997. The Company experienced no material revision in its disclosures when Statement No. 129 was adopted.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement No. 130). Statement No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. Statement No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an entity display an amount representing total comprehensive income for the period in that financial statement. Statement No. 130 is effective for fiscal years

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Statement No. 130 had no impact on the financial condition or results of operations of the Company, but required changes in the Company's disclosure and presentation requirements, which were not made due to the immaterial effect on the financial statements.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (Statement No. 131), "Disclosures About Segments of an Enterprise and Related Information." Statement No. 131 establishes standards for disclosures related to business operating segments. The Company anticipates that Statement No. 131 will have no significant effect on the disclosures set forth in its consolidated financial statements.

     In December 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-related Assessments" (SOP 97-3). SOP 97-3 provides guidance for determining when an insurance company or other enterprise should recognize a liability for guaranty-fund assessments and guidance for measuring the liability. SOP 97-3 is effective for financial statements for fiscal years beginning after December 15 1998. The Company anticipates that the adoption of SOP 97-3 will not have a material effect on the Company's financial position or results of operations.

INTERIM UNAUDITED FINANCIAL STATEMENTS

     The accompanying consolidated balance sheet as of March 31, 1998 and statements of operations, shareholder's equity and cash flows for the three months ended March 31, 1997 and 1998 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments, necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for the interim periods presented are not necessarily indicative of results for a full year.

NOTE 2:  INVESTMENTS

     The Company's investments at December 31, 1996, comprise the following:

                                                                    UNREALIZED     FAIR
                                                           COST        GAIN       VALUE
                                                         --------   ----------   --------
Mutual Fund............................................  $611,975     $2,303     $614,278
                                                         ========     ======     ========

     The mutual fund invests principally in obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, including mortgage-backed securities issued by the Government National Mortgage Association ("GNMA").

     There were no investments at December 31, 1997.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

NOTE 3:  DEFERRED POLICY ACQUISITION COSTS

     Deferred policy acquisition costs and the components of the change in deferred acquisition costs were as follows:

                                                    YEAR ENDED        THREE MONTHS ENDED
                                                    MARCH 31,            DECEMBER 31,
                                               --------------------   -------------------
                                                 1996        1997       1997       1998
                                               ---------   --------   --------   --------
Balance, beginning of period.................  $  18,557   $309,445   $309,445   $448,384
Agents Commissions...........................    160,170    383,124    115,413    189,654
Administration, taxes, & other...............    260,275    622,576    187,546    308,188
Amortization.................................   (129,557)  (866,761)  (139,386)  (275,326)
                                               ---------   --------   --------   --------
Balance, end of period.......................  $ 309,445   $448,384   $473,018   $670,900
                                               =========   ========   ========   ========

NOTE 4:  INCOME TAXES

UNITED STATES

     Effective December 19, 1995, the Insurance Subsidiary made an irrevocable election under Section 953(d) of the Internal Revenue Code of 1986, as amended, to be treated as a domestic insurance company for United States federal income tax purposes. As a result of the "domestic election" the Insurance Subsidiary is subject to U.S. taxation on its worldwide income as if it were a U.S. corporation.

BERMUDA

     Under current Bermuda law, the Insurance Subsidiary is not required to pay taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed the Insurance Subsidiary will be exempted from taxation until the year 2016.

     At December 31, 1997, the following net operating losses are available to off-set future taxable income:

COMPANY                                                        AMOUNT
-------                                                       --------
CCG.........................................................  $ 76,000
The Insurance Subsidiary....................................   285,000
                                                              --------
                                                              $361,000
                                                              ========

     The net operating losses will begin to expire in 2010.

     Federal income tax benefit differs from the statutory rate of 34% as follows:

                                                                1996       1997
                                                              --------   --------
Tax Benefit at Statutory Rate of 34%........................  $131,479   $  8,419
Meals, Entertainment and Other..............................    (1,141)     4,830
Increase in Valuation Allowance.............................  (130,338)   (13,249)
                                                              --------   --------
Federal Income Tax Benefit..................................  $     --   $     --
                                                              ========   ========

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

     The components of deferred tax assets and liabilities as of December 31, 1996 and 1997 are as follows:

                                                                1996        1997
                                                              ---------   ---------
Deferred Tax Assets:
  Organization and Startup Costs............................  $  26,729   $  19,756
  Accrued Expenses..........................................     49,765      60,403
  Benefit of Net Operating Loss for Federal Tax Purposes....    153,134     123,009
                                                              ---------   ---------
          Total Deferred Tax Assets.........................    229,628     203,168
                                                              ---------   ---------
Deferred Tax Liabilities:
  Liabilities Applicable to the Insurance Subsidiary........     40,845       1,136
                                                              ---------   ---------
          Total Deferred Tax Liabilities....................     40,845       1,136
                                                              ---------   ---------
Net Deferred Tax Assets.....................................    188,783     202,032
Less Valuation Allowance....................................   (188,783)   (202,032)
                                                              ---------   ---------
          Total Deferred Taxes..............................  $      --   $      --
                                                              =========   =========

     Realization of the deferred tax assets applicable to temporary timing difference and the net operating loss carryforward is dependent on the Company's ability to generate sufficient future taxable income. A valuation allowance equal to the net deferred tax assets was recognized since the Company's management believes that there is at least a 50% chance that insufficient taxable income will be generated to allow for the realization of the deferred tax assets.

NOTE 5:  PREFERRED AND COMMON STOCK

     In 1996, the Company sold 3,600 Shares of 9% Preferred Stock, par value $0.001, at $10 per share. Payment of the dividends on the Preferred Stock is subject to various provisions of the laws of the State of North Carolina; however, if not paid annually the dividends will accumulate until such time as payment is permissible under state law. On December 31, 1996 and 1997, the Company declared a $98,280 Preferred Stock dividend.

     The Preferred Stock is convertible to common stock based on the ratio of 5 Shares of Preferred Stock for 6 Shares of common. The mandatory conversion will occur on the five (5) year anniversary of the issuance of the Preferred Stock.

     In January and February of 1997, the Company sold 162,000 Shares of it's common stock for an aggregate value of $1,100,000 and incurred offering costs of $23,275.

     On June 26, 1997, the Company's articles of incorporation were amended to authorize the issuance of 10,000,000 Shares designated as Class B Nonvoting Common Stock with par value $0.001. In December 1997, the Company sold 8,191 Class B Common Shares for an aggregate value of $131,056.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

NOTE 6:  OUTSTANDING LOSSES AND LOSS EXPENSES

     The summary of changes in outstanding losses and loss expenses is as follows:

                                                       DECEMBER 31,                MARCH 31,
                                                   ---------------------   -------------------------
                                                     1996        1997         1997          1998
                                                   --------   ----------   -----------   -----------
                                                                           (UNAUDITED)   (UNAUDITED)
Balance January 1,...............................  $     --   $  370,616    $ 370,616    $1,978,612
                                                   --------   ----------    ---------    ----------
Incurred losses related to:
  Current year...................................   429,740    2,537,238      350,413       747,501
  Prior years....................................        --      (18,301)      34,529       617,050
                                                   --------   ----------    ---------    ----------
                                                    429,740    2,518,937      384,942     1,364,551
                                                   --------   ----------    ---------    ----------
Paid losses related to:
  Current year...................................   (59,124)    (684,739)      (7,927)      (18,798)
  Prior years....................................        --     (226,202)    (107,289)     (420,409)
                                                   --------   ----------    ---------    ----------
                                                    (59,124)    (910,941)    (115,216)     (439,207)
                                                   --------   ----------    ---------    ----------
Balance at December 31,..........................  $370,616   $1,978,612    $ 640,342    $2,903,956
                                                   ========   ==========    =========    ==========

NOTE 7:  CONCENTRATION OF RISK

     At times the Company's cash balances ($1,079,287 at December 31, 1997) exceeded the FDIC insurance limit, thus exposing the Company to concentrations of credit risk. The Company places its cash with what it believes to be high credit quality financial institutions. Approximately $3,864,000 of the excess balance is held in escrow in order to indemnify the insurer.

     The Meadowbrook Insurance Group, Inc. (Meadowbrook) is the sole source of workers' compensation insurance sold by the managing general agency and has been given, by contract, the right to manage the Company's insurance subsidiary in Bermuda. If the various contracts and agreements with Meadowbrook were terminated, the Company could be subjected to a severe interruption in its business operations.

     The carrying amounts of receivables and payables approximate their fair value at December 31, 1997.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

NOTE 8:  RELATED PARTY TRANSACTIONS

     At December 31, 1996 and 1997 and March 31, 1998, the balances due to stockholders and an affiliate were as follows:

                                                                                AMOUNT
                                                                   ---------------------------------
                                                                      DECEMBER 31,
                                                                   -------------------    MARCH 31,
TO WHOM OWED                  EXPLANATION                            1996       1997        1998
------------                  -----------                          --------   --------   -----------
                                                                                         (UNAUDITED)
Tucker Administrators, Inc.   Expenses paid on behalf
                              of Company.........................  $167,596   $141,246    $122,824
Tucker Administrators, Inc.   Loans to Company...................    24,000         --          --
E. E. Tucker, Jr.             Expenses paid on behalf
                              of Company.........................    18,042         --          --
E. E.Tucker, Jr.              Accrued Salary and Taxes...........   120,670         --          --
E. Eugene Tucker, III         Accrued Salary and Taxes...........    41,456         --          --
                                                                   --------   --------    --------
                                                                   $371,764   $141,246    $122,824
                                                                   ========   ========    ========

     For the years ended December 31, 1996 and 1997, the Company's results of operations included general and administrative expenses of $170,641 and $131,720 paid by Tucker Administrators, Inc. on behalf of the Company. For the three months ended March 31, 1997 and 1998, the results of operations included general and administrative expenses of $23,413 and $24,578, respectively, paid by Tucker Administrators, Inc. on behalf of the Company.

NOTE 9:  STATUTORY REQUIREMENTS

     The Insurance Subsidiary is required by its license to maintain capital and surplus greater than a minimum statutory amount determined as the greater of $1,000,000, a percentage of outstanding losses or a given fraction of net written premiums. At December 31, 1997, the Company is required to maintain a minimum statutory capital and surplus of $1,000,000. Actual statutory capital and surplus is $872,124 and accordingly does not meet its minimum capital and surplus requirement at December 31, 1997. Subsequent to the year end, CCG contributed $150,000 to allow the Insurance Subsidiary to meet this deficiency.

     Actual statutory capital and surplus, as determined using statutory accounting principles, is as follows:

Total shareholders' equity-the Insurance Subsidiary.........  $1,692,929
Less non-admitted assets:
  Deferred acquisition expenses.............................    (811,362)
  Deferred organizational costs.............................      (9,443)
                                                              ----------
Statutory capital and surplus...............................  $  872,124
                                                              ==========

The Insurance Subsidiary is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets are not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and deposits, quoted investments, investment income, accrued and insurance balances receivable. Certain categories of assets do not qualify as relevant assets under the statute. The relevant liabilities are outstanding losses and loss expenses and unearned premiums and accounts payable and accrued expenses. At December 31, 1997, the Insurance Subsidiary cannot pay any dividends to is shareholder.

     At December 31, 1997, the Insurance Subsidiary was required to maintain relevant assets of approximately $3,181,000 (1996 -- 1,284,000). At that date, relevant assets were approximately $5,114,000 (1996 -- $2,172,000) and the minimum liquidity ratio was therefore met.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

NOTE 10:  IMPACT OF YEAR 2000

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Based on a recent assessment, the Company determined that it will not be required to modify or replace significant portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company believes that the Year 2000 Issue will not pose significant operational problems for its computer systems.

     The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 Issues. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems. The Company has determined it has no exposure to contingencies related to the Year 2000 Issue for the insurance policies it has sold.

     The total cost of the Year 2000 project is not expected to be significant.

NOTE 11:  STOCK TRANSACTIONS (UNAUDITED)

     The following summarizes the stock transaction of the Company from January 1, 1998 to July 15, 1998:

                                                MONTH       NUMBER       PRICE
DESCRIPTION                                     SOLD       OF SHARES   PER SHARE     AMOUNT
-----------                                  -----------   ---------   ---------   ----------
Sale of Stock Common Stock.................        March     50,000     $10.00     $  500,000
  Common Stock.............................        April     13,500      10.00        135,000
  Common Stock.............................         July     52,631       9.50        500,000
  Class B Common Stock.....................      January        625      16.00         10,000
  Class B Common Stock.....................        March        875       8.00*         7,000
  Class B Common Stock.....................        April        678       8.00*         5,424
                                                            -------                ----------
                                                            118,309                 1,157,424
Conversion of Preferred Stock Dividend
  Common Stock.............................     February      8,640      10.00         86,400
                                                            -------                ----------
                                                            126,949                $1,243,824
                                                            =======                ==========

---------------

* Shares sold to employees of Company

     In July 1998, the Company effected the following stock transactions:

     - Converted the Preferred Stock to common stock on the basis of five (5) Shares of Preferred Stock exchanged for six (6) shares of Common Stock.

     - Converted the Class B common stock on a one for one basis.

     - Split the common Shares on a 3.5 to 1 basis, except for the Shares sold to its employees for $8.00 which were split 1.75 to 1.

                 COMMERCE CASUALTY GROUP, INC. AND SUBSIDIARIES

     At March 31, 1998, the stockholders' equity would be effected as follows:

                                                    PRO FORMA                PRO FORMA
                                                OUTSTANDING COMMON   TOTAL STOCKHOLDERS' EQUITY
                                                      SHARES               MARCH 31, 1998
                                                ------------------   --------------------------
Balance, March 31, 1998.......................      1,068,668                $1,749,339
Sale of Common Stock..........................         66,131                   635,000
Class B Common Stock..........................             --                     5,424
Conversion of Preferred Stock.................        131,040                        --
Conversion of Class B Common Stock............         10,369                        --
Stock Split...................................      3,187,813                        --
                                                    ---------                ----------
                                                    4,464,021                $2,389,763
                                                    =========                ==========

     Stockholders' equity does not reflect the effect of the results of operations for the three months ended June 30, 1998.

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    ii
Prospectus Summary....................     1
Risk Factors..........................     5
Dilution..............................    13
Use of Proceeds.......................    14
Dividend Policy.......................    15
Capitalization........................    16
Selected Consolidated Financial
  Data................................    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18
Business..............................    21
Management............................    29
Executive Compensation................    31
Limitation of Directors' and Officers'
  Liability and Indemnification.......    32
Certain Relationships and Related
  Transactions........................    32
Principal Shareholders................    33
Description of Securities.............    34
Underwriting..........................    38
Legal Matters.........................    39
Experts...............................    39
Table of Contents to Financial
  Statements..........................   F-1

  UNTIL                     , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                2,0000,000 UNITS
               EACH UNIT CONSISTING OF ONE SHARE OF COMMON STOCK,
             ONE SERIES A REDEEMABLE COMMON STOCK PURCHASE WARRANT
           AND ONE SERIES B REDEEMABLE COMMON STOCK PURCHASE WARRANT

                         COMMERCE CASUALTY GROUP, INC.
                              --------------------
                                   PROSPECTUS
                                              , 1998
                              --------------------

                            FIRST LONDON SECURITIES
                                  CORPORATION
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

ITEM 24.  INDEMNIFICATION

     The Company's Articles of Incorporation limit the liability of officers and directors of the Company to the corporation or its shareholders for damages except for liabilities arising from acts or omissions involving intentional misconduct, fraud or a knowing violation of the law. The Bylaws of the Company also provide that the Company may indemnify directors and officers to the fullest extent permitted by North Carolina law. North Carolina law permits a corporation to indemnify any officer or director from any liability incurred by reason of the fact that such person is or was an officer or director if such person acted in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to a criminal action, if he had no reason to believe his conduct was unlawful. At present, there is no pending litigation or proceeding involving any director, officer, employee, or agent of the Company under circumstances in which indemnification is likely to be required or permitted.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     See "Use of Proceeds." Other Expenses of Issuance and Distribution are estimated as follows:

Registration Fees:..........................................  $ 13,839.70
NASD filing fee:............................................     5,656.00
NASDAQ Small Cap Market.....................................    25,000.00
Underwriters nonaccountable expense allowance:..............   200,000.00
Transfer Agent Fees:........................................     4,000.00
Printing Costs:.............................................    60,000.00
Legal Expenses:.............................................   150,000.00
Accounting Expenses:........................................   150,000.00
Miscellaneous:..............................................    15,000.00
                                                              -----------
          Total Estimated "Other" Expenses..................  $623,496.00
                                                              ===========

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

     Within the past three years, the Company has sold the securities listed below pursuant to exemptions from the Securities Act .

     1. The Company was incorporated on April 19, 1995 and issued stock thereafter, representing a total of 840,000 Shares, to its founders, officers and directors, as set forth below. All such Shares were sold at a subscription price of $.05. Following the July, 1998 Stock Split, the number of shares was increased to 2,940,000.

Ernest E. Tucker, Jr., Chief Executive Officer, Director....  504,000
Paul V. H. Halter, III, Chief Operating Officer, Director...  168,000
Ernest E. Tucker, III, Secretary, Treasurer, Director.......  168,000

     With respect to such sales, an exemption under Section 4(2) is claimed as follows:

          a. No general advertising or general solicitation was engaged in nor were any commissions or similar remuneration, directly or indirectly, paid with respect to these transactions;

          b. Reasonable inquiry was made to determine that the securities were purchased solely for investment and without a view to their resale or distribution; subscribers were informed of the restrictions regarding resale; subscribers received legended stock subject to the absence of registration under the Securities Act and the restrictions on transferability and resale;

          c. Registrant provided subscribers with all information, requested by them and with all information believed by Registrant to be relevant. These persons are afforded continuous access to all such information.

          d. All subscribers had and continue to have sufficient knowledge and experience in financial and business matters such that they are capable of evaluating the risks and merits of the investment and similar investments and all are able to bear the economic risk, including the loss of the entire investment;

          e. The size of the offering was de minimus and the number of offerees limited.

     Accordingly, Registrant claims the transactions described to have been exempt from the registration requirements of Section 5 of the Securities Act by reason of the exemption afforded by Section 4(2) in that the transactions did not involve a public offering of Securities or are otherwise exempt form registration under the Securities Act.

     2. Beginning on August 25, 1995 and continuing through January, 1996, the Company made a private offering under Rules 505 and 506 of Regulation D securities and sold 109,200 Shares of Convertible Preferred Stock at a price of $10.00 per share. In July, 1998 Stock Split, the number of Preferred shares was converted on a 5 shares of Preferred Stock for 6 shares of Common Stock. After the conversion, the shares were forward split and the number of common shares issued was 458,640. The private placement was made pursuant to a private placement Memorandum dated August 25, 1995 which was filed with the Blue Sky Administrators in the states of North Carolina, South Carolina, Georgia and Virginia. A form D was thereafter filed with the Securities & Exchange Commission. No general advertising or general solicitation was engaged in nor were any commissions or similar remuneration, directly or indirectly, paid with respect to these transactions. Reasonable inquiry was made to determine that the securities were purchased solely for investment and without a view to their resale or distribution; subscribers were informed of the restrictions regarding resale; subscribers received legended stock subject to the absence of registration under the Securities Act and the restrictions on transferability and resale. Registrant provided each offeree with a private placement memorandum. All subscribers had and continue to have sufficient knowledge and experience in financial and business matters such that they are capable of evaluating the risks and merits of the investment and similar investments and all are able to bear the economic risk, including the loss of the entire investment. Accordingly, Registrant claims the transactions described to have been exempt from the registration requirements of Section 5 of the Securities Act by reason of the exemption afforded by Section 4(2) in that the transactions did not involve a public offering of Securities and under Regulation D or are otherwise exempt form registration under the Securities Act.

     3. From January to March, 1997, the Company sold 162,000 shares of Common Stock to 8 existing shareholders and 11 sophisticated and accredited purchasers at a price of $6.67. Following the July, 1998 Stock Split, the number of shares was increased to 567,000. Reasonable inquiry was made to determine that the securities were purchased solely for investment and without a view to their resale or distribution; subscribers were informed of the restrictions regarding resale; subscribers received legended stock subject to the absence of registration under the Securities Act and the restrictions on transferability and resale. Registrant provided each offeree with a private placement memorandum
 . All subscribers had and continue to have sufficient knowledge and experience in financial and business matters such that they are capable of evaluating the risks and merits of the investment and similar investments and all are able to bear the economic risk, including the loss of the entire investment Accordingly, Registrant claims the transactions described to have been exempt from the registration requirements of Section 5 of the Securities Act by reason of the exemption afforded by Section 4(2) in that the transactions did not involve a public offering of Securities.

     4. From July 13, 1997 until January 31, 1998, the Company sold 8,191 Shares of Convertible Class B common stock at a price of $16.00 per share to fifteen purchasers pursuant to a private placement Memorandum dated July 13, 1997, which was filed with the Blue Sky Administrators in the states of North Carolina, South Carolina, Georgia and Virginia. The Class B Shares were converted to common stock in July, 1998. Following the Stock Split in July, 1998, these shares were increased to a total of 30,856 shares. It is claimed that each of these placements were exempt from registration under Section 4(2) and under Regulation D, including Rules 505 and 506, as follows. Reasonable inquiry was made to determine that the securities were purchased solely for investment and without a view to their resale or distribution; subscribers were informed of the restrictions regarding resale; subscribers received legended stock subject to the absence of registration under the Securities Act and the restrictions on transferability and resale. Registrant provided each offeree with a private placement memorandum. All subscribers had and continue to have sufficient knowledge and experience in financial and business matters such that they are capable of evaluating the risks and merits of the investment and similar investments and all are able to bear the economic risk, including the loss of the entire investment Accordingly, Registrant claims the transactions described to have been exempt from the registration requirements of
Section 5 of the Securities Act by reason of the exemption afforded by Section 4(2) in that the transactions did not involve a public offering of Securities and under Regulation D or are otherwise exempt form registration under the Securities Act.

     5. In March and April, 1998, the Company sold 1,553 Class B shares at a price of $8.00 per share to four employees of the Company. These shares were converted in July, 1998 on a 1 to 1 basis to 1,553 shares of common stock. These shares of common stock were forward split at a rate of 1.75 to 1 for a total of 2,718 shares. Reasonable inquiry was made to determine that the securities were purchased solely for investment and without a view to their resale or distribution; subscribers were informed of the restrictions regarding resale; subscribers received legended stock subject to the absence of registration under the Securities Act and the restrictions on transferability and resale. Registrant provided each offeree with a private placement memorandum. All subscribers had and continue to have sufficient knowledge and experience in financial and business matters such that they are capable of evaluating the risks and merits of the investment and similar investments and all are able to bear the economic risk, including the loss of the entire investment Accordingly, Registrant claims the transactions described to have been exempt from the registration requirements of Section 5 of the Securities Act by reason of the exemption afforded by Section 4(2) in that the transactions did not involve a public offering of Securities.

     6. From March to July, 1998, the Company sold 116,131 restricted shares to nine existing shareholders and three accredited and sophisticated investors at a price of $10.00 per share except for shares sold to William F. Bronson at a price of $9.50. Following the July, 1998 stock split, the number of shares increased to a total of 406,459. Reasonable inquiry was made to determine that the securities were purchased solely for investment and without a view to their resale or distribution; subscribers were informed of the restrictions regarding resale; subscribers received legended stock subject to the absence of registration under the Securities Act and the restrictions on transferability and resale. Registrant provided each offeree with a private placement memorandum. All subscribers had and continue to have sufficient knowledge and experience in financial and business matters such that they are capable of evaluating the risks and merits of the investment and similar investments and all are able to bear the economic risk, including the loss of the entire investment Accordingly, Registrant claims the transactions described to have been exempt from the registration requirements of Section 5 of the Securities Act by reason of the exemption afforded by Section 4(2) in that the transactions did not involve a public offering of Securities and Rule 506 in that all offerees were accredited investors as defined in Regulation D.

ITEM 27.  EXHIBITS

     The following documents are attached hereto as Exhibits:

NUMBER                                DESCRIPTION
------                                -----------
  1.1    --   Form of Underwriting Agreement
  1.2    --   Form of Selected Dealer Agreement
  3.1    --   Articles of Incorporation of Commerce Casualty Group, Inc.,
              as amended (1)
  3.2    --   Bylaws, as amended and restated, of Commerce Casualty Group,
              Inc.
  4.1    --   Form of Warrant Agreement
  5.1    --   Opinion of Charles Barkley (1)
 10.1    --   Loan and Security Agreement by and among the Company and
              First Union National Bank
 10.3    --   Form of Representative's Warrant Agreement
 10.4    --   Managing Agency Agreement Between the Company and Star
              Insurance Company (1)
 10.5    --   Trust Agreement Between the Company and Star Insurance
              Company (1)
 10.6    --   Reinsurance Agreement Between the Company and Star Insurance
              Company (1)
 10.7    --   Promissory note to Ernest E. Tucker, Jr. (1)

NUMBER                                DESCRIPTION
------                                -----------
 10.8    --   Promissory note to Marian Tucker (1)
 21.1    --   List of Subsidiaries
 23.1    --   Consent of Charles Barkley (See Exhibit 5.1)
 23.2    --   Consent of Killman, Murrell & Company
 24.1    --   Power of Attorney (See Page II-5)
 27.1    --   Financial Data Schedule
 27.2    --   Financial Data Schedule
 27.3    --   Financial Data Schedule
 27.4    --   Financial Data Schedule

---------------
(1) To be filed by amendment

ITEM 28.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The registrant hereby undertakes (1) to file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement, to include any prospectus required by section 10(a)(3) of the Securities Act, to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statements, and to include any additional or changed material information on the plan of distribution; (2) that, for the purpose of determining any liability under the Securities Act of 1933, to treat each post-effective amendment as a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is,therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Charlotte, State of North Carolina on August 12, 1998.

                                          COMMERCE CASUALTY GROUP, INC.

                                          By:  /s/ PAUL V. H. HALTER, III

                                            ------------------------------------
                                                   Paul V. H. Halter, III
                                                  Chief Operating Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Commerce Casualty Group, Inc. hereby severally constitute and appoint Ernest E. Tucker and Paul V. H. Halter, III and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and generally to do all things in our names and on our behalf in such capacities to enable Commerce Casualty Group, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on August 12, 1998.

                      NAME                                               TITLE
                      ----                                               -----

              /s/ ERNEST E. TUCKER                Chairman of the Board and Director
------------------------------------------------
                Ernest E. Tucker

           /s/ PAUL V. H. HALTER, III             Chief Operating Officer and Director (Principal
------------------------------------------------    Executive Officer)
             Paul V. H. Halter, III

               /s/ JAMES P. CHICK                 Vice President of Finance and Chief
------------------------------------------------    Financial Officer (Principal Financial Officer)
                 James P. Chick

And a Majority of Its Board of Directors:

              /s/ ERNEST E. TUCKER                Chairman of the Board and Director
------------------------------------------------
                Ernest E. Tucker

           /s/ PAUL V. H. HALTER, III             Director
------------------------------------------------
             Paul V. H. Halter, III

             /s/ E. E. TUCKER, III                Director
------------------------------------------------
               E. E. Tucker, III

                                                  Director
------------------------------------------------
                 Clinton Peters

              /s/ WILLIAM K. WOLTZ                Director
------------------------------------------------
                William K. Woltz

                                                  Director
------------------------------------------------
               William F. Bronson

                                                  Director
------------------------------------------------
                 Donald Johnson